As filed with the Securities and Exchange Commission on November 24, 1999
                              Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   PACEL CORP.
                 (Name of small business issues in its charter)

        VIRGINIA                                                  54-1712558
------------------------------ ----------------------------  -------------------
(State or jurisdiction of      (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

   8870 RIXLEW LANE, SUITE 201, MANASSAS, VIRGINIA 20109-3795; (703) 257-4759
         (Address and telephone number of principal executive offices)

           8870 RIXLEW LANE, SUITE 201, MANASSAS, VIRGINIA 20109-3795
(Address of principal place of business or intended principal place of business)

                       DAVID E. CALKINS, PRESIDENT AND CEO
                                   PACEL CORP.
                           8870 RIXLEW LANE, SUITE 201
                             MANASAS, VIRGINIA 20109
                                 (703) 257-4759
            (Name, address and telephone number of agent for service)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                            Martin L. Meyrowitz, P.C.
                             Michael S. Sadow, P.C.
                         SILVER, FREEDMAN & TAFF, L.L.P.
      (a limited liability partnership including professional corporations)
                            1100 New York Avenue, NW
                            Seventh Floor, East Tower
                            Washington, DC 20005-3934
                                 (202) 414-6100

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
================================================================================

                                          PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                AGGREGATE          AMOUNT OF
     SECURITIES TO BE REGISTERED          OFFERING PRICE     REGISTRATION FEE(1)
------------------------------------      ----------------   ----------------

Common Stock, no par value per share       $   3,000,000       $     834

================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                      Up To
                                20,000,000 Shares
                                  Common Stock



                               [PACEL CORP. LOGO]


                                   PACEL CORP.

This is an offering of up to 20,000,000 shares of common stock of PACEL Corp. PACEL's common stock is traded on the Over-the-Counter Electronic Bulletin Board under the symbol "PLRP." On November 22, 1999, the last reported sale price for the common stock on the Over-the-Counter Electronic Bulletin Board was $0.1250 per share.

--------------------------------------------------------------------------------
Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.
--------------------------------------------------------------------------------

                                      Per Share          Total
                                     ------------     ----------
Public offering price                $0.15            $3,000,000
Commissions                          $                $
Proceeds to PACEL                    $                $


--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------



                The date of this prospectus is ____________, ____

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and the related notes included elsewhere in this prospectus. All information in this prospectus relating to the number of shares of our common stock and options is adjusted to reflect all stock splits and reverse stock splits declared and paid by PACEL to date. Unless otherwise specifically stated, the information in this prospectus does not take into account the possible issuance and sale of additional shares of common stock to the underwriters to cover over-allotments.

Our Company

     PACEL Corp. was organized as a Virginia corporation to engage in the design, development, deployment, service and support of user-friendly off-the-shelf software business products for industry. We have also expanded our activities to offer a full line of Internet services and provide information technology consulting services. In order to provide total solutions to our target markets, the scope of our activities include:

     o    off-the-shelf business software products;

     o    custom software development;

     o    computer hardware sales;

     o    systems integration;

     o    web-site design, development and hosting;

     o    on-line reseller of products;

     o    e-commerce site design and consulting;

     o    training; and

     o    information technology consulting.

Our most recently developed software product is ChildWatchTM. ChildWatchTM is a security system which allows parents to connect to a database of Family-unfriendly Internet sites. The database is updated on a frequent basis and offers parents the ability to protect their children from unwanted web sites and monitor their activity without the necessity of finding the sites beforehand, or relying on a robotic search engine. ChildWatchTM also assists ChildWatch of North America in its ongoing attempts to locate missing children and advise families how they can protect their own. See "Business - Software Applications Development and Systems Integration - Off-the-Shelf Business Software Products."

Our Market Opportunity

     Our target markets are related to the product or service provided.

     o    Energy
          -    off-the-shelf business software products
          -    systems integration
          -    information technology consulting

     o    Aerospace
          -    off-the-shelf business software products
          -    systems integration

     o    Government
          -    off-the-shelf business software products
          -    custom software development
          -    computer hardware sales
          -    systems integration
          -    web-site design, development and hosting
          -    training
          -    information technology consulting

     o    Small to Mid-Sized Businesses
          -    off-the-shelf business software products
          -    custom software development
          -    computer hardware sales
          -    systems integration
          -    web-site design, development and hosting
          -    training
          -    on-line reseller of products
          -    e-commerce site design and consulting
          -    information technology consulting

     o    Personal
          -    off-the-shelf business software products
          -    web-site design, development and hosting
          -    on-line reseller of products

Our Strategy

     PACEL operates on the premise that the management of information technology for business is not inherently a do-it-yourself project. In order to differentiate ourselves and expand our business, we intend to:

     o    emphasize excellence in performance;

     o    build a relationship-oriented business;

     o    focus on target markets;

     o    deliver service and support;

     o    reinvest revenues in the company;

     o    leverage technology relationships; and

     o    hire and retain skilled professionals.

The Offering


         Common stock offered by PACEL Corp. . . . . . . . . . . Up to 20,000,000 shares

         Common stock outstanding after the offering . . . . . . 33,263,569 shares, assuming sale of the entire 20,000,000
                                                                 shares offered hereby

         Use of proceeds   . . . . . . . . . . . . . . . . . . . PACEL will use the proceeds of this offering to reduce outstanding debt
                                                                 and for general corporate purposes,
                                                                 including working capital, expansion
                                                                 of operations and sales and
                                                                 marketing capabilities and possible
                                                                 acquisitions.  See "Use of Proceeds."
         Over-the-Counter Electronic
           Bulletin Board symbol    . . . . . . . . . . . . . . .PLRP


                             ----------------------

     We started our business in 1994 as a Virginia corporation. Our principal offices are at 8870 Rixlew Lane, Suite 201 in Manassas, Virginia 20109. Our telephone number is 703-257-4759. We maintain a Web site at www.pacel.com. Information contained on our Web site is for informational purposes only and is not incorporated by reference into this prospectus.

Summary Consolidated Financial Data

     The following tables contain selected consolidated financial data as of December 31 for the years 1997 and 1998 and as of September 30, 1999 and for each of the years in the two-year period ended December 31, 1998, and for the nine-month periods ended September 30, 1998 and 1999. The selected consolidated financial data for each of the years in the two-year period ended December 31, 1998 have been derived from PACEL's consolidated financial statements, which have been audited by Peter C. Cosmas Co., CPAs, independent accountants. The selected consolidated financial data as of September 30, 1999 and for the nine-month periods ended September 30, 1998 and 1999 are unaudited and include all adjustments, consisting only of normal, recurring adjustments that PACEL considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for those periods. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. The selected financial data are qualified by reference to, and should be read in conjunction with, PACEL's consolidated financial statements and the notes to those financial statements, included elsewhere in this prospectus. Outstanding stock options, convertible debentures and convertible preferred stock to purchase 1,638,200 shares of common stock were not considered in computing diluted earnings per common share because they are antidultive.


                                                                      For the                        For the
                                                                 Nine Months Ended                 Years Ended
                                                                   September 30,                  December 31,
                                                           ----------------------------------------------------------
                                                                  1999           1998           1998           1997
                                                           ----------------------------------------------------------
Consolidated Statement of Operations Data:
Revenues..................................................     $  37,955       $  29,093      $  52,447     $  56,799
Operating Costs and Expenses..............................       930,573         464,307        866,005       327,258
Net income (loss).........................................      (892,628)       (435,214)      (813,558)     (270,459)
Basic and Diluted net income (loss)
  per common share........................................         (0.11)          (0.09)         (0.17)        (0.06)
Weighted average common shares
  outstanding - Basic and Diluted.........................     8,083,629       4,878,937      4,877,247     4,476,000


                                                                                           At                 At
                                                                                      September 30,      December 31,
                                                                                          1999               1998
                                                                              ------------------------------------------
Consolidated Balance Sheet Data:
Cash and cash equivalents....................................................           $ 125,915         $   28,857
Working capital (deficit)....................................................             (37,961)          (283,593)
Total assets ................................................................             323,756            247,737
Stockholders' equity (deficit) ..............................................             104,686          (145,097)

                                  RISK FACTORS

     An investment in our common stock involves risks. You should carefully consider the risks described below and the other information in this prospectus including our financial statements and the notes to those financial statements before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

     Except for any historical information, the matters we discuss in this prospectus concerning PACEL contain forward-looking statements. These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. Any statements in this prospectus that are not statements of historical fact are intended to be, and are, "forward-looking statements" under the safe harbor provided by
Section 27(a) of the Securities Act of 1933. Without limitation, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. The important factors we discuss below and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other factors identified in PACEL's filings with the SEC and those presented elsewhere by its management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this prospectus. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of PACEL.

     We only began actively selling our products in mid-1997 and, as a result, you may have difficulty evaluating our business and operating results.

     We have a limited operating history and cannot be certain that our business strategy will be successful. We were incorporated in May 1994, but since that time the majority of our efforts were expended in research and development, product development and beta testing. We released our first software product in June 1997 and only began full commercial operations in May 1999. PACEL is subject to all the risks inherent in any newly formed business including, the following:

     o    the absence of a significant operating history;

     o    lack of market recognition; and

     o    limited banking and financial relationships.

     In addition, our business plan and operating strategy involves expansion into businesses and markets which are highly competitive and typified by well established and better financed companies with a long established and highly recognized market presence.

Investment in a small company such as ours involves a high degree of risk and can result in loss of your entire investment.

     We are a small company in the highly competitive computer software market. If an industry leader like Microsoft were to bundle a competitive software package as part of an integrated package, our sales could be adversely affected. Also, because we have more limited product lines than many of our competitors, we could be more vulnerable to economic downturns and may need substantial additional capital to expand and compete. We may also experience substantial variations in operating results. During recessionary economic periods, the operating results of small companies like ours often are adversely affected. Investment in small businesses therefore involves a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

Our success is highly dependent on the acceptance of our software products, the growth of our Web design, development and hosting services, and on our ability to expand our service and distribution channels.

     Our success is highly dependent on the growth of our existing software products and services, as well as the development of new products and services, including computer hardware sales and Web design, development and hosting. We expect to drive this internal growth by expanding and enhancing our product service base with additional enhanced value Internet service capabilities and by establishing further distribution capabilities. To a certain extent we may develop these further product and distribution capabilities internally, but expect that primarily we will look to formulate strategic relationships with various vendors and distribution partners. Accordingly, it will be important that we either develop these capabilities internally or identify suitable potential product and service vendors and distributors with whom we are able to complete agreements on acceptable terms. We expect that competition for strategic relationships with key vendors and potential distributors could be significant, and that we may have to compete with other companies with greater financial and other resources to obtain these important relationships. We cannot assure you that we will be able to identify suitable partnering candidates or be able to complete agreements on acceptable terms with these parties.

     We formed a strategic relationship with Child Watch of North America pursuant to which they will distribute our ChildwatchTM software product, a family friendly security program for home use allowing parents to control access and viewing of Internet sites. The agreement is for an initial term of three years. We expect a significant portion of our projected revenues will be derived from the Child Watch of North America project in the form of monthly subscriptions from consumers and families for monthly updates to our service. A portion of these subscriptions will be paid to Child Watch of North America under the terms of our agreement. While any revenue estimates are based on conservative assumptions, there is no guarantee of any specific subscription rate. We cannot guarantee that our current relationship with Child Watch of North America will continue on the same terms beyond the initial three year contract.

We need to expand our sales and distribution channels, and, if we fail to do so, our growth could be limited.

     We will need to expand our direct and indirect sales operations in order to increase market awareness of our products and services and to generate increased revenue. We have recently expanded our direct sales force and plan to recruit additional sales personnel. As of September 30, 1999, we employed three individuals in our sales and marketing division. Currently, we believe we will need to expand our sales division by more than 150% of its present size over the next 18 months. New sales personnel will require training and take time to achieve full productivity. There is strong competition for qualified sales personnel in our business, and we may not be able to attract and retain sufficient new sales personnel to expand our operations. In addition, we believe that our future success is dependent upon expansion of our indirect distribution channels, which consists of our relationships with a variety of distribution partners such as computer resellers, value-added resellers, original equipment manufacturers, independent software vendors, system integrators, Web designers and advertising agencies. To date, we have relationships with only a limited number of these partners. We cannot be certain that we will be able to establish relationships with additional distribution partners on a timely basis, or at all, or that these distribution partners will devote adequate resources to promoting or selling our products. In addition, we may also face potential conflicts between our direct sales force and third-party reselling efforts.

We rely on strategic relationships to implement and promote our software products and, if these relationships fail, our business could be harmed.

     We have entered into relationships with hardware platform and software applications developers and service providers. We expect to derive a significant portion of our revenues from customers that purchase products or services from our partners. In most cases, the partner refers the customer to us, and we enter into a software license agreement directly with the customer.

Future growth of our business could make it difficult to manage our resources.

     We anticipate our business to grow rapidly through increased sales of our off-the-shelf and custom developed software products and related services, computer hardware sales and our systems integration and Web design, development and hosting. This rapid growth will place a significant strain on our managerial, operational, financial and information systems resources. In order to manage our growth effectively, we must continue to implement and improve our operational, financial and information systems, and expand, train and manage our employee base. We expect that we will need to continue to hire and retain management and sales and marketing personnel, and other employees. Expansion of our information and network systems will also be required to accommodate this growth. There can be no assurance that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or control will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on our business.

     We believe that our ability to provide timely access for customers and adequate customer and technical support largely will depend on our ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate customer and technical support services would adversely affect our ability to maintain and increase our customer base, and could therefore have a material adverse effect on our business.

We rely on the services of our founder and other key personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace.

     Our future success depends, to a significant degree, on the continued services of our founder, David E. Calkins, as well as other key management, sales and technical personnel. The loss of services of any of these employees for any reason could harm our business.

We may not be able to hire and retain highly skilled employees, which could affect our ability to compete effectively.

     To succeed, we must hire, train, motivate, retain and manage employees who are highly skilled in software development, testing and training, as well as the Internet and its rapidly changing technology. Because of the recent and rapid growth in the high technology and Internet fields, individuals who have this type of expertise and can perform the services we need are scarce. Competition for these individuals, therefore, is intense. We may not be able to hire enough of them or to train, motivate, retain and manage the employees we do hire. This could hinder our ability to complete existing projects and bid for new projects. In addition, because the competition for qualified employees in the high technology and Internet industries is intense, hiring, training, motivating, retaining and managing employees with the strategic, technical and creative skills we need is both time consuming and expensive. These factors create variations and uncertainties in our compensation expense and directly affect our profits. If we fail to attract, train, and retain sufficient numbers of these technically-skilled people, our business, financial condition, and results of operations will be materially and adversely affected.

Because we currently expect the majority of our revenues to come from the sales of our software products and related services, our business could be materially harmed by factors that adversely affect the pricing and demand for these products and services.

     We anticipate that the majority of our revenues will be derived from the sale of our software products and related services. As a result, factors adversely affecting the pricing of or demand for our software products, such as competition and technological changes, could materially harm our business.

Competition in our market areas is intense, and, if we are unable to compete effectively, the demand for, or the prices of, our products and services may be reduced.

     We have specialized in the design, development, implementation, service and support of custom software products for the energy and aerospace industries and governmental agencies. We have also recently expanded our business activities to include off-the-shelf software products for commercial and consumer use, custom software development for small to mid-sized businesses, as well as computer hardware sales, systems integration and Web-based services. Each of these markets is extremely competitive and subject to rapid change. We compete with various software providers, including Adobe, ALTRIS, Conehead Software, INFO ACCESS, Tropical Software and WinAbility. We also compete with numerous other companies in our other market areas. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

     Most of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business. See "Business--Competition" for additional information relating to the competitive disadvantages we face.

Changes in technology could adversely affect our business.

     The markets for our software products and information technology services change rapidly because of technological innovation, new product introductions, changes in customer requirements, declining prices, and evolving industry standards, among other factors. New products and new technology often render existing software products, information services or technology infrastructure obsolete, excessively costly, or otherwise unmarketable. As a result, our success depends on our ability to timely innovate and integrate new technologies into our software and service offerings. We cannot guarantee that we will be successful at adopting and integrating new technologies into our software and service offerings in a timely manner.

     Advances in technology also require us to commit substantial resources to acquiring and deploying new technologies for use in our operations. We must continue to commit resources to train our personnel and our clients' personnel in the use of these new technologies. We must continue to train personnel to maintain the compatibility of existing hardware and software systems with these new technologies. We cannot be sure that we will be able to continue to commit the resources necessary to refresh our technology infrastructure at the rate demanded by our markets.

Rapid technological changes in the Internet could cause some of our products to become obsolete or require us to redesign some of our products.

     The rapid evolution of the Internet and Internet-based applications and standards, as well as general technology trends such as changes in or introductions of operating systems, will require us to adapt our software products to remain competitive. Some of our products could become obsolete and unmarketable if we are unable to adapt to new technologies or standards.

     Our current and future success is to some extent dependent upon hardware, such as mobile computer processing units supporting the operation of our software. The rate of improvement in capability of operating systems such as Microsoft Windows NT, Novell Pro and others and the introduction of new technologies on the Internet will require continued upgrades and modifications for applications software such as ours to continue to be compatible.

     To be successful, we will need to develop and introduce new products and product enhancements that respond to technological changes or evolving industry standards in a timely manner and on a cost-effective basis. We cannot assure you that we will successfully develop these types of products and product enhancements or that our products will achieve broad market acceptance. Our failure to respond in a timely and cost-effective manner to new and evolving technologies could adversely impact our business. Furthermore, there can be no assurance that competitors will not introduce products incorporating technology as advanced or more advanced than ours, thereby rendering our products or technologies noncompetitive or obsolete. Any significant delays in developing or shipping new or enhanced products could adversely affect our operating results. We will attempt to keep abreast, if not ahead, of new technologies and upgrades in existing technologies. However, there is no assurance that we can do so, or even if we can do so, that we can maintain our technological edge in an economic fashion.

Our software products integrate with applications made by third parties, and, if we lose access to the programming interfaces for these applications, or if we are unable to modify our products or develop new products in response to changes in these applications, our business could suffer.

     Our software products use software components to communicate with our customers' enterprise applications. Our ability to develop these software components is largely dependent on our ability to gain access to the application programming interfaces, or APIs, for the applications, and we may not have access to necessary APIs in the future. APIs are written and controlled by the application provider. Accordingly, if an application provider becomes a competitor by entering into our market, it could restrict our access to its APIs for competitive reasons. Our business could suffer if we are unable to gain access to these APIs. Furthermore, we may need to modify our software products or develop new software components in the future as new applications or newer versions of existing applications are introduced. If we fail to continue to develop software components or respond to new applications or newer versions of existing applications, our business could suffer.

We rely in part on third parties to develop software components necessary for the integration of applications using our software, and we cannot be certain that these companies will continue to develop these software components or that these software components will be free of defects.

     A core element of our strategy is to enable third parties to develop software components that operate with our software. If these third parties are unable or unwilling to develop these software components, we may need to develop them internally, which would require us to divert financial and technical resources to these efforts. In addition, we cannot be certain that software components developed by third parties will not contain undetected errors or defects, which could harm our reputation, result in product liability or decrease the market acceptance of our products.

Participants in some markets have adopted industry-specific technologies, therefore, we may need to expend significant resources in order to address specific markets.

     Our strategy is to develop our software products to be broadly applicable to many industries. However, some market participants have adopted core technologies that are specific to their markets. In order to successfully sell our products to companies in these markets, we may need to expand or enhance our products to adapt to these industry-specific technologies, which could be costly and require the diversion of engineering resources.

Our products incorporate technology licensed to us from third parties, therefore, the loss of our right to use this licensed technology could harm our business.

     We license technology that is incorporated into our products from third parties, including text control software from DBS GmbH and spreadsheet software from FarPoint. Any significant interruption in the supply or support of any licensed software could adversely affect our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria could harm our business.

Our intellectual property could be used by others without our consent because protection of our intellectual property is limited.

     We rely primarily on a combination of copyrights, trademarks, trade secret laws and contractual obligations with employees and third parties to protect our proprietary rights. We do not currently own any issued patents, and other protection of our intellectual property is limited. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches. Furthermore, we expect that we will increase our international operations in the future, and the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. For more information regarding our intellectual property, see "Business-Intellectual Property Rights."

Our products may infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

     The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third party proprietary rights, such as patents, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims as the number of products and competitors in our industry grows and functionalities of products overlap. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us. For more information concerning the risk of infringement, see "Business-Intellectual Property Rights."

Our software products are complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products.

     Our software products are complex and include source code that is internally developed and licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we have not experienced any material software defects to date, these defects could cause our customers to experience severe system failures. Any interruptions could:

     o    damage our reputation;

     o    increase our product development costs;

     o    divert our product development resources;

     o    cause us to lose sales; or

     o    delay market acceptance of our products.

     Although we conduct extensive testing, we may not discover software defects that affect our current or new products or enhancements until after they are sold. Furthermore, because our software products are designed to work in conjunction with a wide variety of applications, we are unable to test our products with all of these applications.

We may not be able to provide adequate technical support services to our customers.

     We rely exclusively on our internal personnel to provide our customers with technical support services. As our customer base grows we expect to contract with outside technical support service providers to assist us with providing technical support seven days a week, 24 hours a day. Should we fail to meet our increasing demand for services or if we are unable to contract with outside technical support service providers, the quality of support provided to our customers may suffer which could have a negative impact on our future financial results.

Our year 2000 compliance efforts could be costly and time-consuming, and our business could suffer if we or our customers do not adequately address year 2000 risks.

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly.

     Our software products could fail due to processing errors caused by inaccurate calculations with respect to the year 2000. In addition, third party hardware and software used with our software products could experience year 2000 compliance problems which are wrongly attributed to us, or our customers, partners or suppliers could experience year 2000 compliance problems. The occurrence of any of these events could result in delays or losses of revenues, diversion of our resources, damage to our reputation, increased service and warranty costs and litigation costs. For a further discussion of year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

Our management has broad discretion over use of the proceeds from this offering

     The net proceeds of this offering are estimated to be approximately $2.8 million after deducting the commissions, if any, and estimated offering expenses. Our management will retain broad discretion as to the allocation of the proceeds of this offering.

We need the proceeds of this offering to continue and expand our operations.

     We are substantially dependent upon the proceeds of this offering to provide financing to continue, and to expand the scope of, our present operations. There is no minimum amount that must be sold in the offering. In the event we sell less than the maximum number of shares offered by this document, our operating capital will be correspondingly reduced, and we may be required to seek additional sources of funding, the availability of which cannot be assured. We intend to use the proceeds of this offering for:

     o    sales and marketing of existing products and services;

     o research and development of new software products and improvements and upgrades of existing products;

     o    general and administrative expenses;

     o    working capital; and

     o    offering expenses.

     In addition, we expect to make significant capital expenditures in order to compete and continue to meet the increasing demands for service quality, availability and competitive pricing. We currently expect that our significant capital expenditures will include the following:

     o    network equipment;

     o    network operating centers;

     o    network monitoring equipment;

     o    information technology systems;

     o    back-up power sources; and

     o    customer support systems.

     We project that cash flow from operations and the capital raised through this offering, based on a sale of the maximum number of shares offered by this document, will be sufficient to support our anticipated capital expenditures and working capital requirements through the end of 2001. However, any increases in our anticipated growth rate, shortfalls in anticipated net proceeds from the offering or in anticipated revenues, increases in anticipated expenses, or significant acquisition opportunities in the United States or abroad could have a material adverse effect on our liquidity and capital resources and could require us to raise additional capital from public or private equity or debt sources. In addition, we may need to raise additional funds to develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures. There can be no assurance that we will be able to raise any such capital on terms acceptable to us or at all should we need to do so. We may be required to delay or abandon some of our planned future expansion or expenditures if we fail to raise sufficient funds.

It is likely that we will need additional capital in the future to finance our growth and capital expenditure requirements.

     Even if all of the shares being offered are sold, of which there is no guarantee, we may need to seek additional funds in the future. We must continue to enhance and develop our product line in order to maintain our competitive position and continue to meet the increasing demands for service, quality, availability and competitive pricing. We may need to raise additional capital from public or private equity or debt sources in order to

     o fund growth, operating losses, increases in expenses or cash requirements;

     o to respond to technological and competitive developments and customer needs;

     o take advantage of unanticipated opportunities, such as major strategic alliances or other special marketing opportunities, acquisitions of complementary businesses or assets, or the development of new products; and

     o otherwise respond to unanticipated developments or competitive pressures.

     There can be no assurance that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

We have lost money in each quarter since our inception and could lose money in the future.

     Our financial results may fluctuate from quarter to quarter. In fact, we have incurred net losses in each quarter since our inception. We incurred net losses of $813,558 in 1998 and $892,618 in the nine months ended September 30, 1999, and as of September 30, 1999 we had stockholders' equity of approximately $104,686. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. In addition, we intend to significantly increase our future product development, operating hardware and support services, sales and marketing, and administrative expenses over the next 18 months. Accordingly, we will need to significantly increase revenue to achieve and maintain profitability.

Our operating results are subject to fluctuations and general business cycles and, if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

     Our operating results are difficult to predict, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance. Our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline. The factors that may cause fluctuations of our operating results include the following:

     o the size, timing and contractual terms of sales of our products and services due to the long and unpredictable sales cycle for our products;

     o technical difficulties in our software that could delay product shipments or increase the costs of introducing new products;

     o introductions of new products or new versions of existing products by us or our competitors;

     o changes in the pricing of our products and services or those of our competitors;

     o our ability and the ability of our partners to implement electronic business integration solutions for our customers;

     o changes in our mix of revenues generated from product sales and services;

     o changes in our mix of sales channels through which our products and services are sold; and

     o the fixed nature of our operating expenses, such as base compensation and rent.

     One of our key software products, Visual Writer System, improves the efficiency of procedure intensive companies and organizations. Many of these organizations are large, requiring several layers of management approval and/or a pilot implementation prior to purchase. Consequently the sales cycle for this product may be longer than anticipated.

We cannot assure you that we will be profitable.

     In order to achieve profitability, PACEL must develop and market products and services which gain broad commercial acceptance. We cannot assure you that we will ever achieve broad commercial acceptance or profitability. We cannot assure you that we will ever achieve or sustain positive operating cash flow or generate income in the future. It is possible that we may never achieve profitability on a quarterly or annual basis.

We have short-term contracts that can be canceled without penalty. If clients terminate contracts with us on short notice, our results of operations could suffer.

     Our contracts with clients are generally short-term. Also, most clients can reduce or cancel their contracts for our services with little or no notice and penalty. If a significant client or a number of small clients terminate, significantly reduce or modify business relationships with us, our business, financial condition and results of operations could be materially and adversely affected. Consequently, you should not predict or anticipate our future revenue based on the number of clients we have or the number and size of our existing projects. When a client postpones, modifies or cancels a project, we have to shift our employees to other projects and minimize the resulting adverse impact on our operating results. In addition, our operating expenses are relatively fixed and cannot be reduced on short notice.

We may be adversely affected by government regulations and legal uncertainties associated with the Internet.

     Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, but the legislative and regulatory treatment of the Internet remains largely unsettled. The U.S. Congress recently adopted Internet laws regarding copyrights, taxation and the protection of children. In addition, a number of other legislative and regulatory proposals under consideration by federal, state, local and foreign governments could lead to additional laws and regulations affecting the right to collect and use personally identifiable information, online content, user privacy, taxation, access charges and liability for third-party activities, among other things. For example, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

     Although our transmissions originate from Virginia, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. Courts may seek to apply existing laws not explicitly relating to the Internet in ways that could impact the Internet, and it may take years to determine whether and how laws such as those governing intellectual property, privacy, libel and taxation will affect the Internet.

     Existing or future laws or regulations affecting the Internet could lessen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium, and could reduce the demand for our services or increase our cost of doing business, all of which could cause our business, financial condition and results of operations to be materially and adversely affected.

The market for stocks of technology companies has experienced extreme price and volume fluctuations; our stock price may be volatile, which could adversely affect your investment.

     The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was arbitrarily determined, based on our market share price as of the date of this document. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

     o    variations in our quarterly results;

     o announcements of technological innovations by us or by our competitors;

     o introductions of new products or new pricing policies by us or by our competitors;

     o    acquisitions or strategic alliances by us or by our competitors;

     o    recruitment or departure of key personnel;

     o    the gain or loss of significant orders;

     o changes in the estimates of our operating performance or changes in recommendations by securities analysts; and

     o    market conditions in the industry and the economy as a whole.

     In addition, the market for stocks of technology and Internet-related companies has experienced extreme price and volume fluctuations that often have been unrelated to these companies' operating performance. These fluctuations could lower the market price of our common stock regardless of our actual operating performance.

     In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business.

To the extent our securities are subject to the "penny stock" rules, investors in the offering may find it more difficult to sell their securities.

     The SEC has adopted regulations which generally define a "penny stock" to be an equity security that has a market price less than $5.00 or an exercise price of less than $5.00 per share, subject to some exceptions. The securities offered hereby will most likely be defined as "penny stock." The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. To the extent our securities are subject to the penny stock rules, investors in the offering may find it more difficult to sell their securities.

Availability of significant amounts of common stock for sale could adversely affect its market price.

     Approximately 33,263,569 shares of our common stock will be outstanding after consummation of this offering. The 20,000,000 shares of common stock being offered hereby will be eligible for immediate resale in the public market without restriction, unless we or one of our affiliates acquire any such shares. The future sale of a substantial number of shares of common stock in the public or private market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price. See "Shares Eligible For Future Sale." We have issued a number of options to purchase shares of common stock to our directors, officers, employees and consultants prior to this offering. Following this offering, we expect to continue to issue options to these individuals and entities to reward performance and encourage retention. The exercise of any options issued by us could adversely affect the prevailing market price of the common stock.

Our officers, directors and affiliated entities own a large percentage of our voting stock and could significantly influence the outcome of actions requiring stockholder approval.

     Upon completion of this offering, executive officers and directors, as well as their respective affiliates, will beneficially own a total of approximately 14.2% of our outstanding common stock. As a result, these stockholders will be able to exercise a substantial amount of control over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control, which in turn could reduce the market price of our common stock.

Our certificate of incorporation, bylaws and Virginia law contain provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

     Provisions of our articles of incorporation and by-laws and provisions of applicable Virginia law may discourage, delay or prevent a merger or other change of control that a stockholder may consider favorable. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock of PACEL and to determine the price and the terms, including preferences and voting rights, of those shares without stockholder approval. Although we have no current plans to issue additional shares of our preferred stock, any such issuance could:

     o have the effect of delaying, deferring or preventing a change in control of our company;

     o discourage bids for our common stock at a premium over the market price; or

     o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

     We are subject to certain Virginia laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless approved by at least a majority of the disinterested directors and two-thirds of the disinterested stockholders of PACEL. Another statutory protection against takeovers is the Virginia control share statute. The control share statute offers protection from unwanted corporate takeovers by requiring an interested investor who acquires a threshold percentage of stock in a target corporation to obtain the approval of non-interested shareholders before it may exercise voting rights. In addition, some of the provisions in our articles of incorporation, such as our classified board, and the significant amount of common stock held by our executive officers, directors and affiliates, could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management.


                                 USE OF PROCEEDS

     PACEL will receive proceeds of approximately $2.8 million from the sale of the entire 20,000,000 shares of common stock it is offering, net of estimated expenses and commissions, if any, and based on an assumed public offering price of $0.15 per share.

     PACEL currently intends to use the offering's net proceeds for working capital and general corporate purposes. Specifically, we plan to increase PACEL's, E-Business-Stor.Com's and Fairfax Communication's marketing and sales activities and hire more personnel in these functional areas. We also plan to expand our operations and hire more software programers and Internet solutions professionals. We estimate that we will use approximately $500,000 to pay off existing debt. PACEL may also use a portion of the proceeds for acquisitions. From time to time, in the ordinary course of business, PACEL evaluates potential acquisitions of businesses, products or technologies. PACEL has no present understandings or agreements with respect to any acquisition of businesses, products or technologies.

     Pending use of the net proceeds for the above purposes, PACEL intends to invest such funds in short-term, interest-bearing, investment-grade securities. In addition to the use of the net proceeds received by it from the offering, PACEL also expects during the next 18 months to meet its working capital requirements through existing cash and cash equivalents, investments, cash from sales of services, its credit facility and possibly other borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                           PRICE RANGE OF COMMON STOCK

     PACEL's common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "PLRP." The following table presents, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Over-the-Counter Electronic Bulletin Board.

                                                           High            Low
                                                           -----          -----
1999:
First Quarter.......................................       $0.60          $0.08
Second Quarter......................................        1.44           0.24
Third Quarter.......................................        1.03           0.32
Fourth Quarter (through November 22, 1999)..........        0.30           0.06
1998:
First Quarter.......................................
Second Quarter......................................
Third Quarter.......................................
Fourth Quarter......................................

     On November 22, 1999, the last reported sale price of our common stock on the Over- the-Counter Electronic Bulletin Board was $0.1250. As of November 22, 1999, there were 66 holders of record of our common stock.

                                 DIVIDEND POLICY

     PACEL has never declared or paid any cash dividends on its capital stock. PACEL intends to retain future earnings, if any, to finance the expansion of its business and does not expect to declare or pay any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                 CAPITALIZATION

     The following table presents our capitalization as of September 30, 1999 on an actual basis and an adjusted basis. The adjusted basis presentation reflects the sale of 20,000,000 shares of common stock in this offering at an assumed offering price of $0.15 per share and application of the estimated net proceeds of approximately $2.8 million.

     The adjusted basis presentation does not include 1,638,200 shares of common stock issuable upon exercise of stock options, convertible debentures and convertible preferred stock outstanding as of September 30, 1999. You should read this information together with the financial statements and notes to those financial statements appearing elsewhere in this prospectus.


                                                                                      September 30, 1999
                                                                         ---------------------------------------------
                                                                                Actual                 Adjusted
                                                                         ---------------------  ----------------------
Stockholders' Equity:

Preferred stock, no par value: 5,000,000 shares authorized;
1,000,000 shares of 1997 Class A  Convertible  Preferred
Shares  issued and  outstanding  (actual);
1,000,000 shares of 1997 Class A Convertible
Preferred Shares issued and outstanding (adjusted) .....................      $    11,320             $    11,320
Common stock, no par value: 40,000,000 shares authorized;
9,090,359 shares issued and outstanding (actual); 29,090,359 shares
issued and outstanding (adjusted).......................................        2,101,592               4,926,592
Additional paid-in capital..............................................              ---                     ---
Retained deficit........................................................       (2,008,226)             (2,008,226)
Comprehensive income....................................................              ---                     ---
Treasury stock..........................................................              ---                     ---
                                                                              -----------             -----------
     Total stockholders' equity.........................................          104,686               2,929,686
                                                                              ===========             ===========
         Total capitalization...........................................      $   104,686             $ 2,929,686
                                                                              ===========             ===========


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with "Selected Consolidated Financial Data," and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

Results of Operations

     The following table presents, for the periods indicated, the relative composition of revenue and selected statements of operations data as a percentage of revenue:


                                                      At and For the Nine Months           At and For the
                                                         Ended September 30,          Years Ended December 31,
                                                  -----------------------------------------------------------------
                                                        1999          1998                1998           1997
                                                  -----------------------------------------------------------------
Consolidated Statement of Operations
Data:
Revenues.........................................     100.00%        100.00%           100.00%         100.00%
Operating expenses:
  Research and development.......................    1462.18%        713.18%          1223.62%         482.47%
  Depreciation...................................      14.80%         12.90%            19.71%           8.55%
  Interest Expense...............................       0.00%          0.00%            11.17%           0.77%
  Selling, general and administrative............     974.79%        869.86%           396.70%          84.37%
    Total operating costs and expenses...........    2451.78%       1595.94%          1651.20%         576.17%
       Net (loss)................................   (2351.78)%     (1495.94)%        (1551.20)%       (476.17)%


     Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Revenues - Total revenues increased 30% to $37,955 for the nine months ended September 30, 1999 from $29,093 for the nine months ended September 30, 1998. The increase is attributed to the completion of the WinSentryTM security program released in 1999.

     Research and development - Research and development increased 104% to $554,972 for the nine months ended September 30, 1999 from $271,637 for the nine months ended September 30, 1998. The increase is attributed primarily to the development of CarmaSoftTM, a care and people management program, the completion and upgrade of the WinSentryTM security program and the development of ZoomerTM. The upgrades for the WinSentryTM program included code stabilization and feature enhancements. In addition, 35% of the increase is attributed to the formation of a subsidiary, E-Business-Stor.Com. E-Business-Stor.Com required the development of an e-commerce web-site which offers one-stop shopping for hardware and software products for traditional business and home business clients.

     Selling, general and administrative expenses - Selling, general and administrative expenses increased 95% to $369,982 for the nine months ended September 30, 1999 from $188,917 for the nine months ended September 30, 1999 from $253,068 for the nine months ended September 30, 1998. The increase is primarily attributed to the relocation of Company headquarters in February 1999, and an increase in marketing and administrative personnel-related costs. The marketing and administrative staff increased from two at September 30, 1998 to nine at September 30, 1999.

     Net (Loss) - Net (loss) for the nine months ended September 30, 1999 was $892,618 compared to $435,214 for the nine months ended September 30, 1998, a 105% increase. The increase resulted from increased staffing during the 1999 period to develop and market our products and weaker than expected sales of The Visual Writer System and the newly released WinSentryTM security program. The lack of sales resulted from the lack of a distribution system, which has been recently established through relationships with Tiger Direct and Digital River.

     Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues - Total revenues decreased 7.6% to $52,447 for the year end December 31, 1998 from $56,799 for the year ended December 31, 1997. The decrease is attributed to resources being directed toward development and beta testing of new products rather than marketing.

     Research and Development - Research and development increased 24.3% to $641,752 for the year ended December 31, 1998 from $274,040 for the year ended December 31, 1997. The increase is primarily due to our efforts to continue expanding our product line, resulting in higher labor costs necessary for the development of products.

     Selling, general and administrative expenses - Selling, general and administrative expenses increased 434% to $208,057 for the year ended December 31, 1998 from $47,923 for the year ended December 31, 1997. The increase is primarily due to compensation expense to officers totalling $105,000 in 1998 and $0 in 1997.

     Net (Loss) - Net (loss) increased 300% to $813,558 for the year ended December 31, 1998 from $270,459 for the year ended December 31, 1997. The increase in net (loss) was primarily a result of increased costs associated with research and development to expand our product lines.

Liquidity and Capital Resources

     Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Net cash used for operating activities for the nine months ended September 30, 1999 and 1998 was $788,368 and $202,834, respectively. The use of cash in operating activities for the nine months ended September 30, 1999 resulted primarily from the net (loss) and the decrease in accounts payable.

     Net cash used in investing activities for the nine months ended September 30, 1999 and 1998 was $10,298 and $0, respectively. The increase in cash used was primarily attributable to the purchase of computer-related equipment.

     Net cash provided by financing activities for the nine months ended September 30, 1999 and 1998 was $895,724 and $241,113, respectively. The increase in cash provided was primarily attributable to the sale of common stock.

     At September 30, 1999, we had $125,915 in cash and cash equivalents. We have subsequently negotiated and utilized a $400,000 credit line convertible into common stock, and we are currently negotiating the terms of a $500,000 line of credit with a major shareholder.

     We believe that cash flows from operations, together with funds from the issuance of convertible debt and the anticipated line of credit will be sufficient to finance PACEL's operations and meet its foreseeable cash requirements for the short term. We will, however, require substantial additional funds to finance our business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.

     Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     We have financed capital requirements with short-term debt converted to equity. As of December 31, 1998 there was $35,000 short-term debt outstanding and a $200,000 credit line convertible into common stock available as needed. We continue to raise capital through private placement offerings and will need to do so in the foreseeable future. Cash requirements have depended solely upon our ability to continue to raise money through private placements. We believe that we will meet our foreseeable cash requirements including planned capital expenditures, through the next twelve months.

     Net cash used for operating activities for the years ended December 31, 1998 and December 31, 1997 was $455,329 and $291,655, respectively. The use of cash in operating activities in 1998 was primarily due to the net (loss) from operations and the increase in other receivables partially offset by the increase in accounts payable, accrued expenses and loans from officers/stockholders.

     Net cash used in investing activities was $126,000 in 1998 and $2,797 in 1997. The increase in cash used for investing activities in 1998 was attributable to the purchase of office furniture, equipment and computers. Also a loan for $75,000 was issued in connection with a partnering agreement.

     Net cash provided from financing activities was $576,026 in 1998 and $319,470 in 1997. The cash provided from financing activities was from the sale of common stock and the issuance of debt convertible into common stock.

Year 2000 Readiness Disclosure

     Background. Many computer systems and applications currently use two-digit fields to designate a year. This inability to recognize, or properly treat, the year 2000 may cause systems to process financial and operational information incorrectly, resulting in system failures and other business problems.

     Risk Factors. We may experience operations interruptions because of year 2000 problems. Also, we may experience operations difficulties caused by undetected errors or defects in the technology we use in our internal systems. We may become involved in disputes regarding year 2000 problems involving software products and solutions we developed or implemented, or the interaction of our products and solutions with other applications. Year 2000 problems could require us to incur delays and unforeseen expenses. While it is difficult to identify every conceivable issue related to the year 2000, we have formulated an approach to address our exposure to these risk factors.

     Approach. We have completed assessing the impact of the year 2000 issue on our current products, internal information systems and non-information technology systems. We have also completed our assessment of our suppliers and distributors for year 2000 compliance and business continuity. Based on these results, we believe that our products and information systems are year 2000 compliant and that our suppliers and distributors are year 2000 compliant in regard to any products supplied to PACEL and its customers. However, as with all computer software and hardware products, our products and services almost never operate in isolation. To ensure an organization is fully year 2000 compliant using our products, it is important for our customers to not only contact each maker of their other system components, but to test for compliance on a system-wide basis. Any year 2000 compliance problem of our products, systems or those of our vendors, distributors, network service providers, resellers or customers could have a material adverse effect on our business, results of operations, and financial condition.

     Status. We have completed the testing of our major infrastructure items, hardware platforms and operating systems, as well as our software products, and believe that these items are year 2000 compliant. PACEL's personal computers for sale to the public are built using components of various manufacturers. We have reviewed these manufacturers' year 2000 compliance statements ensuring that these components are year 2000 compliant. We have also obtained year 2000 compliance statements from each of our material suppliers and distributors. Furthermore, based on information provided by our building management, our building management systems have been tested and are year 2000 compliant.

     Cost. We are expensing all costs associated with required system changes as they occur. To date, the total cost of our year 2000 certification process has been approximately $12,000. We do not expect any significant additional year 2000 costs.

     Contingency Plans. As mentioned above, PACEL believes that it has properly reviewed, tested and remediated any foreseeable year 2000 problems related to its internal operations, as well as to its products and services. PACEL has also received assurances from its landlord, material suppliers, vendors and distributors as to their year 2000 readiness. Nevertheless, as a precaution we have installed several uninterruptable power supplies to ensure that our computer servers will continue operating for a short period of time in the event of a power failure. We have also identified back-up power sources should it be necessary to utilize alternative power sources on an extended basis while waiting for our regular power to be restored.


                                    BUSINESS

Overview

     We are a software applications development company and systems integrator located approximately 30 miles outside of Washington, D.C. in Manassas, Virginia. We specialize in providing innovative software products for clients in the commercial, industrial and government marketplace. We also offer a full line of Internet services and provide information technology consulting services. We were formed in 1994 by a group of individuals dedicated to setting the "Pace of Excellence" in software production and services to our clients. Our motto, "Pace of Excellence," set the standards for our commitment and performance, and is reflected in our corporate name, PACEL (PAce of exCELlence) Corp. We also provide services that encompass inter-related programs and functional multi-disciplinary skills and experience.

Software Applications Development and Systems Integration

     Off-the-Shelf Business Software Products. Despite a crowded field of competitors of widely varying capabilities, the market still has unmet needs for user-friendly, intuitive products that solve specific business problems in a cost-effective way. We currently have several products being actively marketed, both directly and through marketing and distribution agreements with Digital River and Tiger Direct, in order to increase distribution of our software products.

          Visual Writer SystemTM. Visual Writer SystemTM provides users with the ability to create, revise, review and run interactive, electronic documents. Upon completion of the document, users may view and analyze information collected during implementation. Interactive, electronic documents are computerized documents that are created, viewed and implemented on-screen. They may be used for a number of purposes including training, data collection and inventory control. The documents can be designed in a variety of fashions, from simple checklist to complex multi-page procedures. Automated documents allow users to enter information such as comments, numerical values, initials and electronic signatures.

          ZoomerTM. Internet users, who currently number in the tens of millions and are rapidly growing, enjoy viewing the wide range of images on the countless numbers of accessible web pages. These users enjoy "capturing," saving and manipulating images. Unfortunately, the most common method of accomplishing this task is through an acquisition program which usually requires the launching of another program.

          ZoomerTM is a resident software program that allows users to magnify, acquire and save any part of their computer screen. ZoomerTM utilizes click and drag technology to allow the user to enlarge or reduce text or images on the computer screen, save them as BMP files or paste them on the desktop for further use in other software applications.

          WinSentryTM. WinSentryTM provides workstation security ensuring that the user's information is secure and protected from unwanted intrusions when the computer is unattended. Most computer users produce and store sensitive and valuable information on desktop systems at work, at home and in the home office. An unattended computer represents a tremendous liability in terms of both privacy and financial risk. While standard operating systems provide some limited protection, even the most casual computer user can circumvent these safeguards by accident or design. WinSentryTM has proven to be invaluable for professionals in diverse fields such as law, medicine, accounting and real estate; and anyone else who is concerned with the security of confidential electronic documents. WinSentryTM also keeps track of events such as users' log-ins and log-outs as well as start-ups and shutdowns that occur while activated.

          ChildWatchTM. A special version of WinSentryTM is being developed in concert with ChildWatch of North America. ChildWatchTM allows parents to connect to a database of family-unfriendly internet sites selected by a committee of child experts from organizations such as ChildWatch of North America and law enforcement agencies from across the United States. The database is updated on a frequent basis and provides parents with the ability to protect their children from unwanted web sites, by allowing them to block inappropriate sites. The software gives parents this ability without the necessity of finding the sites beforehand or relying on a robotic search engine that can limit full utilization of the Internet. The program also monitors and records all activities on the computer, allowing parents to understand what children have been using the computer for. The software product is being offered free to interested parties via Internet download and ChildWatch of North America sponsor distribution. An add-on service to allow parents to block non-family-friendly web sites is offered by us for a monthly charge.

          CarmaSoftTM. CarmaSoftTM is a Windows(R) application for companies and facilities that must maintain documented information on the location of personnel including employees, guests and extended visitors, as well as the security levels of all individuals within the facility. CarmasoftTM will be targeted to markets including law enforcement detention facilities (local, county and state juvenile detention centers), medical support facilities, such an nursing homes, assisted care facilities, senior citizen housing and other Government or private industry facilities.

     Custom Software Development. Unique industry or business-specific requirements often require a custom system to provide a comprehensive solution. This business may be relationship based or won on a competitive bid (Government) basis.

     We have recently made a move into the custom software development arena. This move opens up a large marketplace for us. Often businesses require software products that are tailored to their business practices and products, but do not feel that a full time in-house programming staff is justifiable. For these business situations, custom software contractors are required. The successful custom development contractor must have programming experience, in-depth knowledge of the current techniques and standards of the industry, expertise in software documentation and testing and the ability to understand the client's needs and offer meaningful responses. Our in-house programmers have extensive backgrounds and experience in the design and development of software, from simple programs to complex multi-program systems. Our programmers follow Microsoft standards in the development of all of our programs, ensuring software quality. Additionally, we recognize the necessity of considering human factors when creating software programs to achieve a high level of user acceptance. Our software programs offer intuitive user interfaces such as menus, and icons for ease of use.

     Computer Hardware Sales. Computer hardware sales continue to grow as businesses upgrade older technology and homes become multi-user sites. Declining margins make "hardware only" sales less desirable than in the past, but failure to offer hardware would limit our ability to be a total solution provider.

     We are a hardware supplier of Great Lakes Electronics Distributing, a white box computer manufacturer that will produce computers built to our specifications, under our name brand and will provide a national warranty program for the goods and services.

     We also have the ability to distribute other name brand hardware and software products as a reseller for Ingram Micro and MicroWarehouse. Technical support and user training are also offered, as applicable.

     Our technical support personnel augments our services through:

     o    Hardware upgrades;
     o    Hardware installation, set up, testing and user training;
     o    LAN troubleshooting and maintenance;
     o    Technical documentation library;
     o    Hardware user support;
     o    Configuration Management;
     o    Tracking of warranty repair; and
     o    Printer maintenance.

     These services allow us to be a full service computer organization and provide us with the ability to maintain our customer-focused business philosophy.

     Systems Integration/Service/Support. Business solutions nearly always involve integration of disparate hardware (legacy and client/server), software and network infrastructures. The ability to make all the sub-components work seamlessly is critical to project and business success.

     The complexity of operations, the need for timely dissemination of operating experience and the constantly increasing cost of doing business have forced an increased awareness of the need for timely information about an organization's operation and maintenance. This concept requires an investment in the establishment and maintenance of integrating the systems information resources, including the identification of needed applications and the development of networks to provide wide accessibility.

     We provide services in all aspects of systems integration from requirements analysis to information systems development and implementation including:

     o    Business system planning;
     o    Requirements definition and system specifications;
     o    Software engineering;
     o    System design and development;
     o    System interface functionality;
     o    Systems testing and implementation; and
     o    Prototyping

     Our employees are well recognized within the systems development community for their work in large scale configuration management, records management and engineering data base applications.

     Internet Services

     Traditional Web Development Services. Through our subsidiary, E-Business-Stor.Com we offer a full line of traditional web development services, including design, graphics creation and layout, development, maintenance, search engine registration, domain registration and hosting. We have developed sites for a diverse group of clients including retail stores, ISO consultants, television personalities, dance performers and not-for-profit organizations. We offer quality sites with state-of-the art technology at affordable prices.

     Additionally, we provide e-commerce capabilities including site design and development, shopping cart setup, database creation and maintenance and consulting services to assist clients in obtaining merchant accounts and fulfillment house contracts. Our graphical capabilities include custom design, site theme design, scanning and touch-up, as well as graphical layout and animation. We provide database design, development and maintenance for customers who require databased information. E-Business-Stor.Com offers a number of standard development and hosting packages from which a customer may choose. Custom development is also offered on a per hour basis or the customer can mix and match packages and customization to meet their needs. E-mail capability can be provided at the customer's request.

     Web Partnering Services. We also enter into partnering associations with qualified clients. These clients have included Morton Downey, Jr., E-PiggyBank.com and ISORegistered.com. Web partnering provides clients with the ability to minimize their e- commerce development and set up costs. In these agreements, we provide site development, hosting and consulting services at a reduced fee. In return for the discount, the client agrees to pay a percentage of their e-commerce sales to us for a predetermined period of time. These agreements are designed to benefit us by providing an ongoing revenue stream.

     Hardware and Software Sales. We offer a number of software and hardware products via our e-commerce site. The site has been designed to provide businesses with a one-stop on-line site for their computer-related business needs. Our e-commerce site is designed with an emphasis on the end-user shopping interface. We strive to make product search and selection easy and quick, providing a seamless on-line shopping experience for our customers. We have developed relationships with manufacturers to provide us with preferential pricing, allowing us to pass the savings on to our customers. In addition, we offer specialty family-friendly products for our home based business clients. All of our hardware comes with manufacturer's warranties.

     Information Technology Consulting Services

     In October 1999, we acquired Fairfax Communications Limited, located in Plymouth, England. Fairfax Communications provides consulting services and solutions to military and government clients worldwide. It also offers solutions to year 2000 compliance problems and general consulting services in all areas of information technology and systems integration to the general business community.

     Fairfax Communications has established a quality management program which provides high quality products and services to its clients. The system is structure to comply with the internationally recognized BS EN ISO 9001:1994 under the TickiT guidelines, for which the company has received registration. Fairfax Communications is also a Microsoft Authorized Education Reseller allowing customers to receive their academic software more quickly with the knowledge that they are receiving legitimate Microsoft Academic Edition products.

     Fairfax Communications has an existing contract with NATO, and intends to expand upon that existing blanket order. We further intend to expand, based on the certifications and expertise discussed above, to enter into commercial contracts, governments, regulatory agencies and military, both nationally and internationally.

Personnel and Culture

     As of September 30, 1999, PACEL had 20 employees. Of these, three are in sales and marketing, nine are technical professionals and programmers, one is in finance, three are in administrative support and four are in management.

     PACEL believes that its ability to provide integrated business strategy, technology and creative design services is dependent upon the continuation of its culture of mutual respect among the three disciplines. As a result, PACEL's employees and its culture are fundamental to the value proposition it offers clients. PACEL's culture is predicated on personal integrity, open communications, collaboration and professional development. PACEL fosters an entrepreneurial spirit that attracts talented professionals, creates innovative solutions and provides the opportunity for every individual to succeed.

     None of PACEL's employees is represented by a labor union, nor has PACEL ever experienced a work stoppage. PACEL believes its employee relations are good.

Competition

     The market for PACEL's products and services is subject to rapid technological change and increased competition from large existing players, new entrants and internal information systems groups. Substantially larger companies that have extensive research and development, marketing, financial and human resources capable of maintaining a high level of competitiveness dominate the industry. There are several companies with which PACEL competes in the software and Internet services industry, all of whom have significantly greater assets and longer operating histories. Some of these companies are extremely aggressive. They dominate the marketplace by using costly and protective pricing. If PACEL became a target of focused pricing and counter marketing, it might not be able to afford to devote the resources, time, funding, or management necessary to maintain profitability. In addition, there are other smaller companies which provide software products and Internet services similar to us, which companies may have substantially more resources (financial, human, or equipment) than PACEL. Some competitors have developed name loyalty, and a following that is international in scope. There is no assurance that PACEL can penetrate this apparent market place dominance. Furthermore, PACEL expects future consolidation in the Internet professional services market to create larger, more viable competitors.

     PACEL believes the principal competitive factors in the Internet professional services market include Internet expertise and talent, quality, pricing and speed of service delivery, client references, integrated strategy, technology and creative design services and vertical industry knowledge. PACEL believes it competes favorably with respect to these factors. PACEL believes it is in a good position to attract talent with its growth and an entrepreneurial culture. PACEL believes it offers its clients a unique combination of integrated strategy, technology and creative design services. PACEL believes the market will continue to offer significant opportunity for multiple players.

Intellectual Property Rights

     PACEL's success is dependent, in part, upon its proprietary software products, its solution components, and other intellectual property rights. We do not have any patents or patent applications pending. PACEL relies on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws to protect its proprietary rights. Existing trade secret and copyright laws afford us only limited protection. PACEL enters into confidentiality agreements with its employees, generally requires that its consultants and clients enter into such agreements, to the extent it deems necessary, and limits access to and distribution of PACEL's proprietary information. There can be no assurance that the steps PACEL has taken in this regard will be adequate to deter misappropriation of its proprietary information or that PACEL will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     PACEL's business involves the development of software applications for specific client engagements. Ownership of such software is frequently assigned to the client, with PACEL retaining a license or other contractual rights for limited uses.

Facilities

     PACEL's headquarters and principal administrative, finance, legal, sales and marketing operations are located in approximately 8,200 square feet of leased office space in Manassas, Virginia. PACEL's lease is for a term of five years and expires on March 1, 2004. PACEL expects that it will need additional space as it expands its business and believes that it will be able to obtain space as needed.

Legal Proceedings

     PACEL is not a party to any material legal proceedings.


                                   MANAGEMENT

Executive Officers and Directors

     The following table presents information about each of PACEL's executive officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no arrangements or understandings between any director and any other person pursuant to which he or she was selected as a director.

                                                                                                            Term as
                                                                                                            Director
Name                             Age      Position(s) with PACEL and its Subsidiaries                       Expires
----------------------------- ----------  -------------------------------------------------------------  --------------

David E. Calkins                  56      Chairman of the Board, President and Chief Executive                2000
                                          Officer of PACEL and Fairfax Communications Limited;
                                          Director of E-Business-Stor.Com
F. Kay Calkins                    41      Director of PACEL; Director, President and Chief                    2000
                                          Executive Officer of E-Business-Stor.Com; Director of
                                          Fairfax Communications Limited
Keith P. Hicks                    77      Director of PACEL, E-Business-Stor.Com and Fairfax                  2000
                                          Communications Limited
Thomas N. Southerly               43      Director of PACEL, E-Business-Stor.Com and Fairfax                  2000
                                          Communications Limited
James D. Willett, Ph.D.           62      Director of PACEL, E-Business-Stor.Com and Fairfax                  2000
                                          Communications Limited
Kenneth J. Russman                36      Vice President, Chief Operating Officer, Treasurer and
                                          Secretary of E-Business-Stor.Com
Michael J. Spiewakowski           51      Vice President of PACEL and Managing Director of
                                          Fairfax Communications Limited


Subsequent to September 30, 1999, Fairfax Communication Limited was acquired as a wholly-owned subsidiary of PACEL. E-Business-Stor.Com is an 80 percent-owned subsidiary of

PACEL. David E. Calkins and F. Kay Calkins each own ten percent of E-Business-Stor.Com individually.

     David E. Calkins founded PACEL in 1994 and is its acting Chairman, President and Chief Executive Officer. From 1992 until founding PACEL, Mr. Calkins was the Regional Manager of three divisions of Pacific Nuclear (now known as Vectra Technologies, Inc.), an engineering and information services company and a Nasdaq Stock Market listed company. Vectra Technologies provides power plant modifications, maintenance support and nuclear fuel handling to utility companies and the United States Department of Energy (DOE). From 1987 to 1993, Mr. Calkins served as Project Manager, Program Director, Vice President-Operations, and Executive Vice President Business Development for PRC Inc., an information systems development and services company. PRC provides support services to the Federal government and the utility industry. Mr. Calkins served from 1981 to 1986 as Manager of Engineering and Construction for the Zack Company, a Chicago, Illinois mechanical contractor to the utility industry. Mr. Calkins was also a Manager of Quality Engineering, and Startup Engineer for Westinghouse. From 1972 to 1981, Mr. Calkins served as an Executive Engineer and Consultant for NUS Corporation, a consulting firm for domestic and international utilities, The United States Nuclear Regulatory Commission (NRC) and Department of Energy.

     F. Kay Calkins is currently a Director of PACEL and was Chief Operating Officer, Treasurer and Secretary until September 1, 1999, positions she held since 1996. Ms. Calkins is also a Director and the President and Chief Executive Officer of PACEL's 80 percent-owned subsidiary, E-Business-Stor.Com Prior joining PACEL, Ms. Calkins was the President and Chief Executive Officer of CMC Services, Inc., a consulting company offering technical support to industry and 8(a) firms from 1993 to 1996.

     Keith P. Hicks is a retired Captain of the U.S. Army with over 20 active years of service. Mr. Hicks served as an Ordinance Advisor to the British and French Free Army during World War II. He was a Squadron Commander in Korea in 1955 and 1956, and served in the Executive Office to the Inspector General and the Office of Special Investigations in 1960 and 1961. Upon retiring from the military in 1961, Mr. Hicks started a private investigation business in the Commonwealth of Virginia, which became one of the top investigative firms in the state with over 60 agents. Mr. Hicks also served as the Chief Deputy Sheriff of Fairfax County from 1962 to 1969. Mr. Hicks has owned and managed Hicks Cattle Company since 1962, running over 200 head of beef cattle. In 1972 he formed and continues to manage Hicks Bonding Company and has been the owner/operator of Hick's Auctioning Company since 1991. Mr. Hicks is also a 25-year co-owner in a successful real estate company, C&H Properties Investments. He has been on the Board of Directors of Xybernaut, Inc. a high technology computer manufacturer of body worn, voice activated computers since July 1994. He is a graduate of the University of Denver (BA 1954) and LaSalle University School of Law (LL.B.
1969).

     Thomas N. Southerly is a partner with Smithers & Southerly, Ltd., CPA's in Fairfax, Virginia, a certified public accounting firm established in 1987. Prior to 1987, the firm operated under the name of Murphy & Smithers, which was established in 1976. Mr. Southerly was admitted to the firm as a partner in 1984. He has had more than 15 years of experience in public accounting and specializes in accounting, tax, management services and business development. He graduated from the Virginia Polytechnic Institute and State University in 1979.

     James D. Willett, Ph.D. is a member of the faculty of George Mason University's Institute for Biosciences, Bioinformatics and Biotechnology. Since July 1989, in addition to teaching and research, Dr. Willett has held a variety of administrative positions including Chairman of the Biology Department, Vice Provost for Research & Graduate Studies, Acting Director of Computational Sciences, Executive Director for Bioscience Development, Interim Director for the Molecular Bioscience and Technology Institute and most recently, as Director for the Cooperative Enterprise Board. From 1980 through 1989, Dr. Willett worked for the National Institute of Health in Bethesda, Maryland holding various positions including Health Science Administrator, Biomedical Research Model Development, Animal Resource Program, and Chief of the Office of Program Planning and Evaluation, National Center for Research Resources. Dr. Willett taught chemistry and biochemistry at the University of Idaho from 1968 to 1981. He has an extensive background in research, is an invited lecturer, and holds patents in the United States and Europe. Dr. Willett has published 33 studies and received numerous grants and scholarships. Dr. Willett received an A.B. in Chemistry from the University of California at Berkeley in 1959 and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology in 1965.

     Kenneth J. Russman was appointed Vice President, Chief Operating Officer, Treasurer and Secretary of E-Business-Stor.Com, an 80%-owned subsidiary of PACEL, in September 1999. Prior to his position with E-Business-Stor.Com, Mr. Russman served as Technical Manager for PACEL from April 1998 to September 1999. Mr. Russman was a software engineer for Interactive Media Corp., a computer-based training firm located in McLean, Virginia, from November 1996 until April 1998. As a software engineer at Interactive Media Corp., his duties included computer programming and project management responsibilities. Mr. Russman also served as a research and design engineer for Analysis and Technology, Inc., an engineering services firm located in Arlington, Virginia from May 1993 to November 1996, where his responsibilities included the design, development, implementation, management and documentation of logistics models and information management systems for the Navy Logistics Office. From June 1985 to May 1993, Mr. Russman worked as a system test software engineer for Martin Marietta Corporation in Orlando, Florida. His responsibilities at Martin Marietta included coordinating the buildup, testing and evaluation of electro-optical and servo systems and software testing. Mr. Russman received his Bachelors of Science degree in Electrical Engineering from Michigan Technological University in 1985, and his Masters of Science degree in information systems from George Washington University in 1998.

     Michael J. Spiewakowski was appointed Vice President of PACEL Corp. and Managing Director of PACEL's wholly-owned subsidiary, Fairfax Communications Limited, in October 1999. Prior to joining PACEL, Mr. Spiewakowski was a Director of International Business Development at Advanced Communication Systems, Inc., a defense services contractor located in Fairfax, Virginia. He was employed at Advanced Communication Systems from July 1998 to September 1999, during which time Mr. Spiewakowski was responsible for the development of international business and the identification of strategic acquisitions for the company. From 1996 through 1998, Mr. Spiewakowski was a Business Development Manager of a subsidiary of HunterskilHoward Projects Limited, a defense services contractor located in London, England.

His responsibilities at HunterskilHoward Project Limited included managing new and existing business relationships with the firms international clientele. Mr. Spiewakowski served as a consultant to the Director of Security Service and to the Minister of the Interior of Bahrain from 1992 until 1996, during which time he was responsible for the management of technical intelligence operations and information technology systems.

Board Committees

     The audit committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters. These matters include the selection of PACEL's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of PACEL's independent auditors and PACEL's accounting practices. The audit committee consists of Messrs. Hicks and Willett.

     The compensation committee determines the salaries and incentive compensation of PACEL's officers and provides recommendations for the salaries and incentive compensation of other employees and consultants. The compensation committee also administers PACEL's various incentive compensation, stock and benefit plans. The compensation committee consists of Messrs. Hicks, Southerly and Willett.

Director Compensation

     PACEL does not currently compensate its directors who are employees of PACEL. Non- employee directors of PACEL were entitled to receive an annual retainer of $3,600 for service on PACEL's Board of Directors during fiscal 1998, payable quarterly in arrears. The annual retainer was increased to $5,400 for fiscal 1999. As of the date hereof, our non-employee directors have not been paid for their board service. We anticipate issuing restricted shares of PACEL common stock equal to, and in lieu of, the amount of fees they are currently owed.

Executive Compensation

Summary Compensation Table

     The following table summarizes the compensation earned by PACEL's Chief Executive Officer for services rendered in all capacities to PACEL for the year ended December 31, 1998. Mr. Calkin's received perquisites and other personal benefits in addition to salary during 1998. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or 10% of the total of his annual salary and bonus and, therefore, has been omitted as permitted by the rules of the SEC. We will use the term "named executive officer" from time to time to refer to Mr. Calkins later in this prospectus.


                                                                                       Long Term
                                                                                      Compensation
                                                         Annual Compensation             Awards
                                                    ------------------------------ ------------------
                                                                                                          All Other
                                                        Salary          Bonus           Options         Compensation
Name and Principal Position                Year           ($)            ($)              (#)                ($)
--------------------------------------- ----------- --------------- -------------- ------------------ -----------------

David E. Calkins                           1998         84,000           ---              ---                ---



     Mr. Calkins only received $28,000 of the $84,000 reported in the foregoing table as earned by him during 1998. The $56,000 balance owed to him was accrued on our books as of the year ended December 31, 1998. In August 1999, Mr. Calkins was granted an option to purchase 625,000 shares of PACEL common stock at an exercise price of $.16 per share. The option was granted to Mr. Calkins in lieu of $50,000 of salary owed to Mr. Calkins as compensation for fiscal 1998.

Employment Agreement

     David Calkins, PACEL's Chairman, President and Chief Executive Officer has an employment agreement with PACEL. The employment agreement is for an initial term of two years, which commenced on August 1, 1999, with the right of the parties to extend the agreement for two one-year periods by mutual consent of the parties. Under his employment agreement, Mr Calkin is entitled to receive an annual base salary of $125,000 per year and annual increases at least equal to the increase in the cost of living index. In addition, following the termination of his employment, the agreement provides for continuation of medical insurance benefits for a period of ten years and the assignment of key man life insurance, if any. The agreement also contains various provisions for the protection of PACEL, including non-solicitation and non-competition provisions, and provides for the grant of options for 625,000 shares of stock with an exercise price of $.16 per share (in lieu of previous compensation owed to Mr. Calkins but not paid).

Stock Plans

     Key Employees Incentive Stock Plan. The Key Employees Incentive Stock Plan provides for the grant of options to officers and employees of PACEL. There are 250,000 shares of common stock reserved for issuance under this plan, as adjusted for prior stock dividends, splits and recapitalizations. As of September 30, 1999 there were options to purchase 137,500 shares of common stock outstanding at a weighted average exercise price of $.29 per share. Options granted under this plan typically vest over time, subject to acceleration in the event of the optionees termination of service with PACEL as a result of death or retirement. No option may be granted under this plan after June 15, 2003, and no option granted under this plan is exercisable after the tenth anniversary of the option's grant. Each option award shall be on such terms and conditions, consistent with the plan, as the committee administering the plan may determine. Any shares subject to an option which expires or is terminated unexercised will again be available for issuance under this plan or any other plan of PACEL or its subsidiaries.

     1999 Stock Option Plan. Our Board of Directors has adopted the 1999 Stock Option Plan, subject to approval by our shareholders at PACEL's next annual meeting of shareholders. This plan provides for awards in the form of stock options and stock appreciation rights. There are 1,250,000 shares of common stock reserved for issuance under this plan. To date, no awards have been granted under this plan. Each award shall be on such terms and conditions, consistent with the plan, as the committee administering the plan may determine. We expect that options granted under this plan will typically vest over time, subject to acceleration in the event of death, retirement or a change in control of the company. Any and all such vesting requirements and acceleration provisions are at the discretion of the committee administering the plan. The 1999 Stock Option Plan shall become effective upon its approval by our shareholders. This plan shall continue in effect for a term of 15 years thereafter unless sooner terminated under the provisions of the plan No option granted under this plan is exercisable after the 15th anniversary of the option's grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under this plan or any other plan of PACEL or its subsidiaries.

Limitation of Liability and Indemnification Matters

     Limitation of Liability. Virginia, like many other jurisdictions, provides limits on the extent to which directors and officers are exposed to personal liability for claims for money damages. Virginia imposes a statutory cap on money damages equal to the greater of $100,000 or the compensation received from the corporation within the preceding twelve months. This limit can be reduced to zero with the approval of the corporation's shareholders. The only exceptions to this limit on liability are for the willful misconduct and knowing violations of criminal law or federal or state securities laws. These exceptions are narrower than those found in most other jurisdictions. As a result of this provision, PACEL and its shareholders may be limited in the amount of money damages obtainable from a director or officer for breach of his or her duty of care.

     Indemnification. In addition, Virginia provides by statute for broad indemnity of directors and officers and allows the scope of the indemnity to be expanded significantly in the articles of incorporation or in shareholder approved bylaws or resolutions. The only types of conduct that cannot be indemnified against are willful misconduct and knowing violations of criminal law. Our articles of incorporation contain provisions which provide for indemnity of directors and officers except for willful misconduct or gross negligence.

     In order to induce and encourage highly experienced and capable persons to serve as directors and officers of PACEL, we have entered into an indemnity agreement with each of our current officers and directors. Pursuant to the terms of the indemnity agreements, each of the directors and officers will be indemnified by PACEL to the fullest extent permitted under Virginia law and its articles of incorporation in the event the officer or director is made or threatened to be made a party to a claim arising out of such person acting in his or her capacity as an officer or director of PACEL.

     Director and Officer Liability Insurance. Virginia law also permits a corporation to obtain insurance on behalf of any of its directors and officers against liabilities, whether or not the corporation would have the power to indemnify such person against these liabilities under

Virginia law. While we have not obtained directors' and officers' liability insurance as of the date of this document, we anticipate obtaining such insurance in the future to the extent such insurance is available at commercially reasonable rates.

     Effect of Limitation of Liability and Indemnification Provisions. We are not aware of any pending or threatened litigation against PACEL, or its directors or officers, that would result in any liability for which these individuals would seek indemnification or similar protections. Because we do not presently have directors' or officers' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured that it will provide sufficient coverage, we may be forced to bear a portion or all of the cost of any directors' or officers' claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, PACEL's business and the value of its stock may be adversely affected. In the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and therefore is unenforceable.


                              CERTAIN TRANSACTIONS

     On August 1, 1999, the Board of Directors granted to Mr. Calkins an option to purchase 625,000 of PACEL common stock at an exercise price of $.16 per share. The number of shares subject to the option and the option exercise price reflect the one-for-four reverse stock split declared by PACEL on October 6, 1999. The option is immediately exercisable and expires on August 1, 2009.


                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of common stock, as of November 22, 1999 and as adjusted to reflect the sale of 20,000,000 shares of common stock in this offering, by:

     o each person (or group of affiliated persons) who is the beneficial owner of more than 5% of the outstanding common stock;

     o    the named executive officer of PACEL;

     o    each PACEL director; and

     o    all of the executive officers and directors of PACEL as a group.

     The persons named in this table have sole voting power for all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to this table.

     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, convertible debentures and convertible preferred stock held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days after November 22, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.




                                           Beneficial Ownership                               Beneficial Ownership
                                           Prior to the Offering                               After the Offering
                                        --------------------------     Share to be       --------------------------
Name                                      Number        Percentage      Purchased          Number        Percentage
----                                    ---------       ----------      ----------       ---------       ----------
David E. Calkins (1)                    2,250,000         16.1%            ---           2,250,000          6.6%
9514 Vinnia Court
Manassas, VA 20110
F. Kay Calkins (1)                      2,250,000         16.1%            ---           2,250,000          6.6%
9514 Vinnia Court
Manassas, VA 20110
Keith P. Hicks                            320,091          2.4%            ---             320,091          1.0%
4121 Roberts Road
Fairfax, VA 22032
Thomas N. Southerly, CPA                   25,000          0.2%            ---              25,000          0.1%
3930 University Drive, Suite 200
Fairfax, VA  22030-2525
James D. Willett, Ph.D                     25,000          0.2%            ---              25,000          0.1%
14502 Faraday Drive
Rockville, MD 20853
All officers and directors as           4,945,091         33.3%            ---           4,945,091         14.2%
a group (7 persons)
-------------------

(1) David E. Calkins and F. Kay Calkins are husband and wife. In the aggregate they beneficially own 4,500,000 shares, or approximately 30%, of PACEL common stock outstanding. Included in their individual amounts is the right of each of Mr. and Ms. Calkins to acquire 125,000 shares of common stock upon conversion of their 500,000 shares of 1997 Class A preferred stock and the right to acquire 625,000 shares upon exercise of outstanding stock options. See "Description of Capital Stock-Preferred Stock" below.


                          DESCRIPTION OF CAPITAL STOCK

General

     PACEL's authorized capital stock consists of common stock and preferred stock, each with no par value per share. The authorized classes of stock, and the number of shares which are authorized and outstanding as of the date of this document are as follows:


              Security                   Authorized        Outstanding
--------------------------------------------------------------------------------

Common stock                             40,000,000         13,263,569

Preferred stock                           5,000,000          1,000,000

Common Stock

     As of November 22, 1999, there were 13,263,569 shares of common stock outstanding and held of record by 66 stockholders. Based upon the number of shares outstanding as of November 22, 1999 and giving effect to the issuance of 20,000,000 shares of common stock by PACEL in this offering, there will be 33,263,569 shares of common stock outstanding upon completion of this offering.

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably, dividends, if any, as the board of directors may declare out of funds legally available, subject to any preferential dividend rights of any then-outstanding preferred stock. Upon the liquidation, dissolution or winding up of PACEL, the holders of common stock are entitled to receive ratably the net assets of PACEL available after the payment of all debts and other liabilities and subject to the prior rights of any then-outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by PACEL in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which PACEL may designate and issue in the future. See "-- Preferred Stock."

Preferred Stock

     The board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualification, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series. One million shares of preferred stock are currently outstanding. See "Certain Transactions" above. Although the ability of the board of directors to designate and issue preferred stock could provide flexibility in possible acquisitions or other corporate purposes, issuance of preferred stock may have adverse effects on the holders of common stock. The effects could include

     o restrictions on dividends on the common stock if dividends on the preferred stock have not been paid;

     o dilution of voting power of the common stock to the extent the preferred stock has voting rights; or

     o deferral of participation in PACEL's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock.

     In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The board of directors, however, currently does not contemplate the issuance of any additional preferred stock and is not aware of any pending transactions that would be affected by such issuance.

     To date, the Board of Directors has issued 1,000,000 shares of the 1997 Class A Preferred Stock to David E. Calkins and F. Kay Calkins, each of whom owns 500,000 shares. Each share of the 1997 Class A Preferred Stock is convertible into .25 of a share of PACEL common stock. The preferred stock is convertible by the holders into common stock at any time and at no cost. The preferred stock was issued to the Calkins by the Board of Directors in exchange for the forgiven of approximately $11,320 owed to them by PACEL.

Transfer Agent

     Olde Monmouth Stock Transfer Co., Inc. will act as PACEL'S transfer agent and registrar for the common stock.

Listing

     The common stock trades on the National Association of Securities' Dealers, Inc. Over- the-Counter Electronic Bulletin Board under the symbol "PLRP."


                         SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the public market following the offering. The 20,000,000 shares being offered hereby will be freely tradable unless held by affiliates of PACEL. In addition, a total of 9,893,478 securities issued prior to the offering were sold pursuant Rule 504 of Regulation D and are freely tradable except to the extent held by affiliates. Upon completion of the offering, executive officers and directors of PACEL will own a total of:

     o    3,370,091 shares of common stock;

     o    options to acquire 1,325,000 shares of common stock; and

     o    preferred stock convertible into 250,000 shares of common stock.

     The shares of common stock held by directors and executive officers may be sold in the public market only if registered or pursuant to Rule 144 of the Securities Act. The provisions of Rules 144 provide that these securities will be available for sale in the public market on the date which is one year from the date they were issued, subject to the volume limitations and other conditions of Rule 144.

Rule 144

     In general, under Rule 144, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o one percent of the number of shares of common stock then outstanding, which will equal approximately 332,636 shares immediately after this offering, assuming we sell all of the shares offered hereby; or

     o the average weekly trading volume of the common stock on the National Association of Securities' Dealers Over-the-Counter Electronic Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about PACEL.

Rule 701

     As of the date of this prospectus, a total of 1,575,000 shares of common stock are issuable upon the exercise of options or convertible preferred stock. All of these shares, subject to option vesting, will be eligible for sale in reliance on Rule 701. In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who have purchased shares from us in connection with a compensatory plan or other agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.


                              PLAN OF DISTRIBUTION

     This offering of common stock is being made to members of the general public. The offering is being made to provide financing to continue, and to expand the scope of, our present operations. There is no minimum amount that must be sold in the offering. The shares of common stock offered hereby will be offered for sale by officers and directors of PACEL and its subsidiaries. It is anticipated that our directors and officers may hold informational meetings to review the prospectus with potential purchasers and to discuss the terms and provisions of the common stock. PACEL will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers and directors to participate in the sale of PACEL common stock. No officer or director of PACEL or its subsidiaries will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in PACEL common stock. In addition, PACEL may employ a broker/dealer who is a member of the National Association of Securities Dealers, Inc. to sell the common stock offered hereby. Any broker/dealer who sells the common stock of PACEL shall be paid a commission of [__]%.

     The price at which the shares are offered hereby has been arbitrarily set by PACEL's management, and has no relationship to the book value per share, current earnings of PACEL, or other generally accepted measurement of value.

     The subscriptions and completed agreements shall be sent directly to PACEL payable to "PACEL Corp." for the sale of the common stock. Subscriptions shall be received within three months from the effective date of this offering which period may be extended up to an additional 90 days at the sole discretion of PACEL.

     The common stock is offered subject to prior sale and PACEL reserves the right to reject any offer, in whole or in part, for any reason whatsoever and may, in its sole discretion, elect to accept those subscriptions for a lesser number of shares than is subscribed for by any person. We will notify subscribers of the acceptance of their subscriptions within ten (10) days of their acceptance. Common stock certificates will be delivered to investors by mail or other delivery within thirty (30) days of acceptance of the subscription by PACEL or the offering termination date set forth in the preceding paragraph, whichever is later. We reserve the right to allocate the shares of common stock in any manner as we, in our sole discretion, deem appropriate. If PACEL terminates the offering in its entirety, all subscription funds will be refunded in full without deduction. No interest will be paid on the subscription funds.


                                  LEGAL MATTERS

     The validity of the shares of common stock being offered hereby and other legal matters will be passed upon for PACEL by Silver, Freedman & Taff, L.L.P., Washington, D.C.


                                     EXPERTS

     The financial statements as of September 30, 1999 and December 31, 1998 and for each of the nine month periods ended September 30, 1999 and 1998, and the two years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of Peter C. Cosmas & Co., CPAs, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form SB-2. It includes exhibits and schedules. This prospectus is part of the registration statement. It does not contain all of the information that is in the registration statement. The registration statement contains more information about PACEL Corp. and the common stock. Statements contained in this prospectus concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries which disclose the material terms of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information PACEL files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. PACEL's SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).

                           PACEL CORP. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Balance Sheet at September 30, 1999 (unaudited) and
 December 31, 1998 (audited).............................................. F-2

Consolidated Statements of Operations for the Nine Months
  Ended September 30, 1999 and 1998....................................... F-3

Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 1999 and 1998....................................... F-4

Notes to Consolidated Financial Statements for the Nine Months
  Ended September 30, 1999 ............................................... F-5

Report of Independent Accountants......................................... F-6

Balance Sheets at December 31, 1998 and 1997.............................. F-7

Statements of Operations for the Years Ended December 31, 1998 and 1997... F-8

Statements of Cash Flows for the Years Ended December 31, 1998 and 1997... F-9

Statements of Stockholders' Equity (Deficit)
  for the Two Years Ended December 31, 1998...............................F-10

Notes to Consolidated Financial Statements for the
  Years Ended December 31, 1998 and 1997..................................F-11

                                           PACEL CORP. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS

                                                      ASSETS


                                                                                   September 30,          December 31,
                                                                                        1999                  1998
                                                                                     Unaudited               Audited
                                                                                     ---------               -------
Current assets:
   Cash and cash equivalents                                                        $   125,915             $   28,857
   Accounts receivable, net of allowance for doubtful accounts                           16,444                  5,034
   Other receivables                                                                      5,000                 60,350
   Prepaid expenses                                                                      33,750                 15,000
                                                                                         ------                 ------
       Total current assets                                                             181,109                109,241
Property and equipment, net                                                              63,592                 57,913
Non-current assets:
   Note receivable                                                                       73,000                 74,000
   Other assets                                                                              --                  1,100
   Security deposits                                                                      6,055                  5,483
                                                                                          -----                  -----
       Total non-current assets                                                          79,055                 80,583
                                                                                         ------                 ------
   Total assets                                                                     $   323,756            $   247,737
                                                                                    ===========            ===========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Notes payable                                                                    $    17,160           $     35,000
   Accounts payable                                                                     201,910                357,834
                                                                                        -------                -------
       Total current liabilities                                                        219,070                392,834
Commitments:
Stockholders' equity - (deficit)
   Preferred stock, no par value,
   no liquidation value, 5,000,000 shares
   authorized, issued 1,000,000 shares
   1997 class A convertible preferred stock                                              11,320                 11,320
   Common stock - no par value,
   40,000,000 shares authorized, 9,090,359 and 5,200,730
   shares issued and outstanding at September 30, 1999
   and 1998 respectively                                                              2,101,592                959,191
Deficit                                                                              (2,008,226)            (1,115,608)
                                                                                     -----------            -----------
   Total stockholders' equity (deficit)                                                 104,686               (145,097)
                                                                                        -------               ---------
   Total liabilities and stockholders' equity                                       $   323,756            $   247,737
                                                                                    ===========            ===========

                                                              F-2

                          PACEL CORP. AND SUBSIDIARIES
                                  CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                                    UNAUDITED



                                                 NINE MONTHS   NINE MONTHS
                                                     ENDED         ENDED
                                                 SEPTEMBER 30, SEPTEMBER 30,
                                                      1999          1998
                                                      ----          ----

Net Sales                                        $    37,955    $   29,093
                                                 -----------    ----------

Operating costs and expenses:
   Research and development                          554,972       271,637
   Depreciation                                        5,619         3,753
   Selling, general and administrative               369,982       188,917
                                                     -------       -------
   Total operating costs and expenses                930,573       464,307
                                                     -------       -------
       Net (loss)                                 $ (892,618)   $ (435,214)
                                                  ===========   ===========
Basic and diluted net (loss) per share                (0.11)        (0.09)
                                                      ======        ======
Weighted average number of shares
  outstanding - Basic and Diluted                  8,083,629     4,878,937



                          PACEL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    UNAUDITED



                                                                Nine Months Ended
                                                                  September 30,
                                                             1999              1998
                                                             ----              ----
Cash flows from operating activities:
   Net (loss)                                          $   (892,618)     $   (435,214)
Adjustments to reconcile net (loss) to net cash
 (used in) operating activities:
   Depreciation                                               5,619             1,284
   Non cash item-stock issued for services                  228,837            50,000
                -issuance of options                       (100,000)               --
Increase (Decrease) in Cash from changes in:
   Accounts receivable                                      (11,410)           22,710
   Other receivables                                         55,350            (1,500)
   Other assets                                               1,100                --
   Prepaid expenses                                         (18,750)               --
   Security deposits                                           (572)             (328)
   Accounts payable and accrued expenses                    (55,924)          160,214
                                                            --------          -------
Net cash (used in) operating activities                    (788,368)         (202,834)

Cash flows (used) in investing activities:
   Purchase of property and equipment                       (11,298)               --
   Notes receivable                                           1,000                --
                                                              -----         ---------
       Net cash used in investing activities                (10,298)               --
                                                            --------        ---------
Cash flows from financing activities:
   Proceeds from note payable                                 2,000            50,000
   Payment of notes payable                                 (19,840)               --
   Proceeds from sale of common stock                       913,564           191,113
                                                            -------           -------
   Net cash provided by financing activities                895,724           241,113
                                                            -------           -------
Net increase in cash                                         97,058            38,279
Cash and cash equivalents at beginning of period             28,857            34,160
                                                             ------            ------

Cash and cash equivalents at end of period              $   125,915       $    72,439
                                                        ===========       ===========
Supplemental disclosure of cash flow information:
   Cash paid during the period:
       Interest                                               1,583                --
       Income taxes                                              --                --


                                      F-4

                           PACEL CORP. AND SUBSIDARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    UNAUDITED
                               SEPTEMBER 30, 1999




1.  BASIS OF PRESENTATION

In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the Company's financial position and its results of operations and cash flows as of the dates and for the periods indicated.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These condensed consolidated financial statements should be read in conjunction with the audited December 31, 1998 consolidated financial statements and related notes included in the Company's year end certified financial statements. The results of operations for the nine months are not necessarily indicative of the operating results for the year.

Amounts for the nine months ended September 30, 1998 have been reclassified to conform with the September 30, 1999 presentation.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant intercompany accounts and transactions have been eliminated in consolidation. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interest are shown as minority interest. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

In July 1999, the Company formed an eighty percent owned subsidiary, E-Business-Store.Com for the purpose of expanding its Internet business. At September 30, 1999, there were no significant transactions in E-Business.

3. REVENUE RECOGNITION

The Company recognizes revenue from sales at the date the product is shipped and as professional services are performed.


4. SUBSEQUENT EVENTS

On October 6, 1999 the Company had a 1 to 4 reverse split. The shares outstanding at September 30, 1999 were 36,261,437 before the reversal and 9,090,359 after. The financial statements have been restated to reflect this change.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


          To The Board of Directors
          Pacel Corp.

          We have audited the accompanying balance sheet of Pacel Corp. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacel Corp. as of December 31, 1998 and 1997, and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(i) to the financial statements, the Company has had minimal revenues since inception and requires additional capital to continue operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(i). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                         /s/    Peter C. Cosmas Co., CPAs


          370 Lexington Ave.
          New York, NY 10017

          August 7, 1999
          (Except for Note 6, 8, 9, 10 and 13
           which are as of October 6, 1999)

                                   PACEL CORP.
                                 BALANCE SHEETS



                                                                                                December 31,
                                                                                         1998                  1997
                                                                                         ----                  ----
                                     ASSETS
  Current assets:
   Cash and cash equivalents                                                         $   28,857             $   34,160
   Accounts receivable, net of allowance for doubtful accounts
     of $13,851 and -0- respectively                                                      5,034                 23,230
   Other receivables                                                                     60,350                  4,500
   Inventories                                                                               --                    976
   Prepaid expenses                                                                      15,000                     --
                                                                                         ------          -------------
       Total current assets                                                             109,241                 62,866
  Property and equipment, net                                                            57,913                 16,249

  Non-current assets:
   Note receivable                                                                       74,000                     --
   Other assets                                                                           1,100                  1,100
   Security deposits                                                                      5,483                     --
                                                                                          -----            -----------
       Total non-current assets                                                          80,583                  1,100
                                                                                         ------                  -----
   Total assets                                                                     $   247,737             $   80,215
                                                                                    ===========             ==========
                                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
  Current liabilities:
   Notes payable                                                                    $    35,000        $            --
   Accounts payable                                                                     224,834                  9,475
                                                                                        -------                  -----
   Loans payable Officers - Stockholders                                                133,000                     --
        Total current liabilities                                                       392,834                  9,475
                                                                                        -------                  -----
  Commitments:
  Stockholders' equity - (deficit)
   Preferred stock, no par value,
   no liquidation value, 5,000,000 shares
   authorized, issued 1,000,000 shares
   1997 class A convertible preferred stock                                              11,320                 11,320
   Common stock - no par value,
   40,000,000 and 20,000,000 shares authorized 1998 and 1997
   respectively, 5,834,325 and 4,706,300 shares outstanding in
   1998 and 1997 respectively                                                           959,191                361,470
  Deficit                                                                            (1,115,608)              (302,050)
                                                                                     -----------              ---------

   Total stockholders' equity (deficit)                                                (145,097)                70,740
                                                                                       ---------                ------
   Total liabilities and stockholders' equity (deficit)                             $   247,737             $   80,215
                                                                                    ===========             ==========


                 See accompanying notes to financial statements.

                                   PACEL CORP.
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                   1998               1997
                                                   ----               ----
  Net Sales                                    $    52,447        $    56,799
                                               -----------        -----------
  Operating costs and expenses:
   Research and development                        641,752            274,040
   Depreciation                                     10,336              4,858
   Interest expense                                  5,860                437
   Selling, general and administrative             208,057             47,923
                                                   -------            -------
   Total operating costs and expenses              866,005            327,258
                                                   -------            -------
       Net (loss)                             $   (813,558)      $   (270,459)
                                              =============      =============
  Net (loss) per common share
   Basic                                             (0.17)             (0.06)
   Diluted                                           (0.17)             (0.06)
  Weighted average shares outstanding
   Basic                                         4,877,247          4,476,000
   Diluted                                       4,877,247          4,476,000


                 See accompanying notes to financial statements.

                                   PACEL CORP.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,



                                                        1998           1997
                                                        ----           ----

Cash flows from operating activities:
   Net (loss)                                        $(813,558)     $(270,459)
Adjustments to reconcile net (loss) to net cash
 (used in) operating activities:
   Depreciation                                         10,336          4,858
   Provision for bad debts                              13,851
   Other non cash items                                 56,694
Increase (Decrease) in Cash from changes in:
    Accounts receivable                                  4,346        (24,254)
    Inventories                                            976          2,224
    Other receivables                                  (55,850)            --
    Prepaid expenses                                   (15,000)            --
    Security deposits                                   (5,483)            --
    Accounts payable and accrued expenses              215,359         (4,024)
   Loans payable Officers-Stockholders                 133,000             --
                                                     ---------       --------
 Net cash (used in) operating activities              (455,329)      (291,655)

Cash flows from investing activities:
    Purchase of property and equipment                 (52,000)            --
    Notes receivable                                   (74,000)        (2,797)
                                                      --------      ---------
       Net cash used in investing activities          (126,000)        (2,797)
                                                      --------      ---------

Cash flows from financing activities:
   Notes payable                                        35,000             --
   Proceeds from sale of common stock                  541,026        319,470
                                                      --------      ---------
   Net cash provided by financing activities           576,026        319,470
                                                      --------      ---------
Net increase in cash and cash equivalents               (5,303)        25,018
Cash and cash equivalents at beginning of year          34,160          9,142
                                                      --------      ---------

Cash and cash equivalents at end of year             $  28,857      $  34,160
                                                      ========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid for interest                              5,860            437


                See accompanying notes to financial statements.

                                                     PACEL CORP.
                                     STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                      FOR THE TWO YEARS ENDED DECEMBER 31, 1998

                                                                                                                         Total
                                                        Preferred Stock             Common Stock          Retained    Stockkholders
                                                   -----------------------    -----------------------     Earnings       Equity
                                                     Shares         Amount     Shares          Amount     (Deficit)     (Deficit)
                                                     ------         ------     ------          ------     ---------     ---------

  Balance December 31, 1996                               --     $      --    12,000,000     $   2,000  $(31,591.00)   $  (29,591)

  Issuance of common stock and warrants net
  of expenses                                                                  6,825,200       359,470           --       359,470

  Issuance of 1,000,000 shares of convertible
  preferred stock                                  1,000,000        11,320                                                 11,320

  Net loss                                                                                                 (270,459)     (270,459)
                                                   ------------------------------------------------------------------------------

  Balance, December 31, 1997                       1,000,000        11,320    18,825,200       361,470     (302,050)       70,740

  Issuance of common stock and warrants net
  of expenses                                                                  2,902,448       541,027                    541,027

  Issuance of common stock for professional
  services                                                                     1,609,650        56,694                     56,694

  Net loss                                                                                                 (813,558)     (813,558)
                                                   ------------------------------------------------------------------------------
  Balance, December 31, 1998                       1,000,000    $   11,320    23,337,298     $ 959,191  $(1,115,608)     (145,097)

  Reverse split, one-for-four                             --            --   (17,502,973)           --           --            --
                                                   ------------------------------------------------------------------------------
  Balance, December 31, 1998, as adjusted
   for one-for-four reverse split                  1,000,000    $   11,320     5,834,325     $ 959,191  $(1,115,608)     (145,097)
                                                   ==============================================================================



                See accompanying notes to financial statements.

                                   PACEL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


      1) Summary of Significant Accounting Policies

      a) Nature of the business

      Pacel Corp. (the "Company") was incorporated on May 3, 1994 under the laws of the State of Virginia. The Company was formed for the purpose of developing and marketing its own computer software programs. To date, the Company has developed and is marketing several versions of its interactive electronic procedures software to be used with Microsoft Windows under the name Visual Writer (the "Visual Writer System").

      The Company has completed research and development and testing activities on the Visual Writer system and has funded the development of the software through management contributions of money, time and materials, investor financing and limited sales of software. It has hired personnel and developed consulting relationships.

      b) Cash and cash equivalents.

      Cash equivalents consist of liquid investments, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost which approximate market value.

      c) Inventories:

      Inventories are stated at the lower of cost (first in, first out) or market.

      d) Property and Equipment:

      Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets ranging from 5 to 7 years using the straight line method. Maintenance and repairs are charged against income and betterments are capitalized.

      e) Reclassification

      Certain prior year amounts have been reclassified to conform to current year's presentation.

      f) Revenue recognition:

      Revenue is recognized when products are shipped or services are rendered.

      g) Research and Development Expenses:

      Costs incurred in the product development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs.

      h) Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Operating results in the future could vary from the amount derived from management's estimates and assumptions.

      i) Basis of Financial Statement Presentation:

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from inception to December 31, 1998. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing.

      The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sales of its software. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code to complete proposed computer programming assignments, development of a marketing program and signing clients to use the Company's products. The Company plans to engage in such ongoing financing efforts on a continuing basis.

      j) Impact of Recently Issued Accounting Standards:

      SFAS No. 133, " Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments. The Company has not in the past nor does it anticipate that it will engage in transactions involving derivative instruments which will impact the financial statements.

      Statement of Position 98-1, " Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", requires an entity to expense all software development costs incurred in the preliminary project stage, training costs and data conversion costs for fiscal years beginning after December 15, 1998. The Company believes that this statement will not have a material effect on the Company's accounting for computer software costs.

      Statement of Position 98-5, " Accounting for Start-up Costs", requires an entity to expense all start-up related costs as incurred for the fiscal years beginning after December 15, 1998. The Company believes that this statement will not have a material effect on the Company's accounting for start-up costs.

      k) Impairment of Long-Lived Assets

      Effective January 1, 1996, the Company adopted SFAS NO. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," SFAS No. 121 required the Company to review the recoverability of the carrying amounts of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable.

      In the event that facts and circumstances indicate that the carrying amounts of long-live assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. Such adoption did not have a material effect on the Company's financial position or results of operations.

      l) Fair Value Disclosures:

      The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued expenses, approximate fair value because of the immediate or short-term maturity of these financial instruments.

      m) Stock Options:

      The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation. Had the Company determined compensation cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.

      2) Property and Equipment:

      Property and equipment consist of the following:

                                                             December 31,
                                                    1998                  1997
                                                    ----                  -----

      Office Equipment                            $77,684               $25,684

      Less accumulated depreciation                19,771                 9,435
                                                  -------               -------

                                                  $57,913               $16,249
                                                  -------               -------

      3) Notes Receivable

      The company extended a long term note to CTM Automated Systems, Inc. in the amount of $75,000 at an interest rate of 5.25% payable monthly with a balloon payment October, 2002. The loan is collateralized by 1,000 shares of CTM stock. The balance of the loan at December 31, 1998 was $74,000.

      4) Short-Term Debt

      Short-term debt consists of notes payable of $35,000 and -0- at December 31, 1998 and 1997 respectively. The notes bear an interest rate of 11%. In conjunction with the notes the Company issued Common Stock purchase warrants to the lenders in consideration for execution of the financing agreements.

      Under the term of the warrant agreements, the exercise price of the warrants and the number of shares purchasable with each warrant are adjusted whenever common stock is issued at a share price below the current market value.

      5) Income Taxes

      The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998 and 1997, the Company had no material current tax liability, deferred tax assets, or liabilities respectively. The Company has available a net operating loss carry forward of approximately $1,115,608 for tax purposes to offset future taxable income. The net operating loss carryforwards expires in 2011-2018.


      6) Earnings (Loss) Per Share:

      In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 128. "Earnings Per Share" applicable for financial statements issued for periods ending after December 15, 1997. As required the Company adopted "SFAS" No. 128 for the year ended December 31, 1997 and restated all prior period earnings per share figures. The Company has presented basic earnings per share. Basic earnings per share excludes potential dilution and is calculated by dividing income available to common stockholders by the weighted average number of outstanding common shares. Diluted earnings per share incorporates the potential dilutions from all potentially dilutive securities that would have reduced earnings per share. Since the potential issuance of additional shares would reduce loss per share they are considered anti-dilutive and are excluded from the calculation.

      The weighted average number of shares used to compute basic earnings
(loss) per share was 4,877,247 and 4,476,000 at December 31, 1998 and 1997 respectively.

      7) Commitments and Contingencies:

      a) Operating Leases

                             1999      $ 56,304
                             2000        65,461
                             2001        66,368
                             2002        65,572
                             2003        67,539

                       After 2003        11,311
                                       --------
 Total minimum lease payments          $332,555

      Rent expenses for December 31, 1998 and 1997 was $14,400 and $13,200 respectively.

      8) Stockholders' Equity:

      a) Preferred Stock:

      The Company's Amended Certificate of Incorporation authorizes 5,000,000 shares of no par, no liquidating value preferred stock, of which 1,000,000 shares have been designated the 1997 Class A Convertible Preferred Stock. The number of shares of the 1997 Class A shall be limited to 1,000,000. The Board of Directors of the Company has the authority to establish and designate any shares of stock in series or classes and to fix any variations in the designations, relative rights, preferences and limitations between series as it deems appropriate, by a majority vote.

      The shares of the 1997 Class A Convertible Preferred Stock shall have no liquidation value, and shall be entitled to receive, out of any funds of the Company at the time legally available for the declaration of dividends, a per share participating dividend equivalent to that declared and or paid with respect to a share of Common Stock. The 1997 Class A Convertible Preferred Stock shall not have voting rights, and are convertible at anytime into an equal number of shares of Common Stock.

      b) Common Stock:

      The authorized common stock of the Company consists of 40,000,000 and 20,000,000 shares at December 31, 1998 and 1997 respectively without par value. In April of 1998 the Company effected a forward recapitalization of the number of shares of common stock outstanding in a ratio of 4 to 1 restating the number of shares of common stock outstanding from 4,410,000 to 18,825,200 shares of common stock without par value. In May, 1997 the Company effected a forward recapitalization of the number of shares of common stock outstanding in a ratio of 30,000 to 1 restating the number of shares of common stock outstanding from 147 shares, $1.00 par value per share to 4,410,000 shares of common stock without par value. In October 1999, the Company effected a one-for-four reverse split restating the number of common shares as of December 31, 1998 from 23,337,298 to 5,834,325.

      9) Common Stock Purchase Warrants:

      The Company authorized one hundred thousand common stock purchase warrants. Each common stock purchase warrant authorizes the holder to purchase one share of common stock, subject to anti-dilution protection. The price of the shares shall be the lesser of: (a) two dollars and fifty cents ($2.50) per share; (b) the opening bid price for the Company's common stock upon the commencement of trading; and (c) fifty percent (50%) of the average closing bid price for the five (5) days immediately preceding exercise. The warrants expire on April 30, 2000. The above warrants were exercised by the holder subsequent to December 31, 1998.

      10) Related Party Transactions:

      a) Issuance of Common Stock:

      The Company sold an aggregate of 100 shares to David and F. Kay Calkins for $2,000. After stock splits and reverse stock splits declared and paid by the Company, the 100 common shares owned by David and F. Kay Calkins has been restated to 3,000,000 shares.

      b) Officers Loans:

      The Company borrowed an aggregate of $11,320 from David and F. Kay Calkins. The loan was payable on demand with interest at 9%. As of March 31, 1997, they each received 500,000 shares of Class "A" Preferred Stock in consideration of the cancellation of the indebtedness of $11,320.

      In 1998 the Company recorded a liability to David and F. Kay Calkins in the amount of $119,000 for accrued payroll.

      c) Employment Agreements:

      In 1998 the Company entered into employment agreements with David and F. Kay Calkins respectively. Each will receive a base salary of $84,000 per year and be eligible for retroactive increases based on earnings per share of the Company.

      11) Business and Credit Concentrations:

      The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

      Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

      12) Comprehensive Income

      At December 31, 1998 and 1997 net income and comprehensive income were the same.

      13) Stock Option Plan:

      a. Nonstatutory Stock Option Plan

      In May 1997, the Company adopted the Fiscal 1997 Nonstatutory Stock Option Plan (the "Plan"). 1,000,000 Common Shares were reserved under the Plan. The Plan is administered by the Board of Directors. 500,000 options have been issued under the Plan exercisable at $1.25 for a period of three years. An aggregate of 300,000 of those options were issued to F. Kay and David Calkins.

      Stock options under the Plan may be granted to employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company. The exercise price under the Plan may be more, equal to or less than the then current market price of the Common Shares as deemed to be appropriate.

==============================================================           ======================================================
  You may rely on the information contained in this
  prospectus. No dealer, salesperson or other person has
  been authorized to give any information or to make
  any representation other than as contained in this
  prospectus in connection with the offering made
  hereby, and, if given or made, such other information
  or representation must not be relied upon as having
  been authorized by PACEL Corp.  When you make a                                                     UP TO
  decision about whether to invest in our common                                                20,000,000 SHARES
  stock, you should not rely upon any information other
  than the information in this prospectus.  This
  prospectus does not constitute an offer to sell or a
  solicitation of an offer to buy any of the securities
  offered hereby to any person in any jurisdiction in
  which such offer or solicitation is not authorized or in
  which the person making such offer or solicitation is
  not qualified to do so, or to any person to whom it is                                         [PACEL Logo]
  unlawful to make such offer or solicitation in such
  jurisdiction.  Neither the delivery of this prospectus
  nor sale of common stock means that information                                                  PACEL Corp.
  contained in this prospectus is correct after the date of
  this prospectus.
                   --------------

               TABLE OF CONTENTS
                                                  Page
                                                  ----
  Summary........................................   2
  Risk Factors...................................   6
  Use of Proceeds................................  20
  Price Range of Common Stock....................  21                                             COMMON STOCK
  Dividend Policy................................  22
  Capitalization.................................  22
  Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations....................  23                                         --------------------
  Business.......................................  27
  Management ....................................  33                                              PROSPECTUS
  Certain Transactions...........................  39                                         --------------------
  Principal Stockholders.........................  39
  Description of Capital Stock...................  40
  Shares Eligible for Future Sale................  42
  Plan of Distribution...........................  43
  Legal Matters..................................  44
  Experts........................................  44                                       [NAMES OF UNDERWRITERS]
  Where You Can Find More Information............  44
  Index to Consolidated Financial Statements.....  F-1

  Dealer Prospectus Delivery Obligation:

Until__________, 2000 (25 days after the commencement of this offering) all dealers that buy, sell or trade these shares of
common stock, whether or not participating in this offering, may                              ____________, 1999
be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as
underwriters and with respect to their unsold allotments or
subscriptions.
==============================================================           ======================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers
--------  -----------------------------------------

      Article 10 of the Virginia Stock Corporation Act provides, in general, that Virginia corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Virginia Stock Corporation Act also provides that Virginia corporations may purchase insurance on behalf of any such director, officer, employee or agent.

      Pacel's Articles of Incorporation provide, in general, for mandatory indemnification of its directors and officers (including former directors and officers and persons serving at the request of Pacel as directors and officers of another corporation, partnership, joint venture, trust or other enterprise against liability incurred by them in proceedings by third parties, or by or on behalf of Pacel, by reason of the fact that such person is, or was, a director or officer of Pacel, or is, or was, serving at the request of Pacel as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity shall only be provided after Pacel determines that the director or officer was not guilty of gross negligence or willful misconduct.

      In addition, Pacel's Articles of Incorporation provide that Pacel may purchase insurance to cover any losses sustained as a result of providing indemnification to the aforementioned persons.

Item 25.  Other Expenses of Issuance and Distribution
--------  -------------------------------------------

      Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares. All amounts shown are estimates except for the SEC registration fee.


SEC registration fee                                         $       843
Blue Sky fees and expenses                                         *
Counsel fees and expenses (including Blue Sky legal fees)          *
Accounting fees and expenses                                       *
Printing, postage and mailing                                      *
Stock Transfer Agent and Certificates                              *
Other expenses(1)                                                  *
                                                             -----------
     TOTAL                                                   $     *
                                                             ===========
--------------------

* To be provided by amendment.


Item 26.  Recent Sales of Unregistered Securities
--------  ---------------------------------------

         The following is a summary of the transactions involving the issuance of PACEL securities during the past three years without registering the securities under the Securities Act of 1933. The number of securities issued set forth below have been adjusted for all stock splits and dividends, and reverse stock splits and dividends declared and paid by PACEL as of the date hereof.

         On March 31, 1997, David E. Calkins and F. Kay Calkins each received 500,000 shares of PACEL's 1997 Class A convertible preferred stock in exchange for the forgiveness of $11,320 of personal loans owed to them. Each share of preferred stock is convertible into one share of PACEL common stock at any time and at no cost to the Calkins. The transaction was a private placement and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         From June 1997 through December 1997, PACEL issued 296,800 shares of common stock to various individuals for an aggregate purchase price of $211,470. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         During 1998, PACEL issued 452,463 shares of common stock to various individuals in exchange for professional and consulting services valued at approximately $45,982. The transactions were private placements and exempt from registration pursuant to Rule 504 of the Securities Act of 1933.

         In April 1998, Kenneth Russman received an option to purchase 50,000 shares of common stock at an exercise price of $.20 per share, the market value of the common stock as of the date of grant. The transaction was a private placement and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         From June 1998 through September 1998, PACEL sold 39,946 shares of common stock to various individuals for an aggregate purchase price of $54,000. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         From September 1998 through April 1999, PACEL sold 1,910,416 shares of common stock to various individuals for an aggregate purchase price of $556,000. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         Between January 26, 1999 and February 25, 1999, PACEL issued 287,707 shares of common stock to Augustine Fund in exchange for the forgiveness of a $50,000 loan. The transaction was a private placement and exempt from registration pursuant to Rule 504 of the Securities Act of 1933.

         From January 1999 through September 1999, PACEL issued 3,952,051 shares of common stock to various individuals in exchange for professional and consulting services valued at approximately $193,268. The transactions were private placements and exempt from registration pursuant to Rule 504 of the Securities Act of 1933.

         In April 1999, Kenneth Russman received an option to purchase 25,000 shares of common stock at an exercise price of $.20 per share. The transaction was a private placement and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         From September 1999 through November 1999, PACEL issued $457,840 of debt convertible into 4,309,259 shares of common stock. The transaction was a private placement and exempt from registration under Rule 504 of Regulation D of the Securities Act of 1933.

         On September 30, 1999, David E. Calkins and F. Kay Calkins each received an option to purchase 625,000 shares of common stock at an exercise price of $.16 per share, the market value of the common stock as of the date of grant, in exchange for $50,000 of compensation owed to each of them by PACEL. The transactions were private placements and exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.


Item 27.  Exhibits
--------  --------

See the Index to Exhibits filed as part of this Registration Statement.

Item 28.  Undertakings
--------  ------------

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

      (i)   Include  any  Prospectus   required  by  Section   10(a)(3)  of  the
            Securities Act of 1933;

      (ii) Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

      (iii) Include any additional or changed material information on the plan of distribution.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Manassas, Commonwealth of Virginia, on November 24, 1999.

                                    PACEL CORP.

                            By:     /s/ David E. Calkins
                                    --------------------------------------------
                                    David E. Calkins
                                      Chairman of the Board, President and
                                      Chief Executive Officer
                                      (DULY AUTHORIZED REPRESENTATIVE)

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David E. Calkins and F. Kay Calkins, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorney-in-facts and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ David E. Calkins                  /s/ F. Kay Calkins
--------------------------------      -------------------------------------
David E. Calkins                      F. Kay Calkins
Chairman of the Board, President      Director, Secretary and Treasurer
 and Chief Executive Officer
(PRINCIPAL EXECUTIVE AND
  FINANCIAL OFFICER)

Date: November 24, 1999               Date: November 24, 1999


/s/ Keith P. Hicks                    /s/ James D. Willet
--------------------------------      -------------------------------------
Keith P. Hicks                        James D. Willet, Ph.D.
Director                              Director

Date: November 24, 1999               Date: November 24, 1999


/s/ Thomas Southerly                  /s/ Jeanette N. Taylor
--------------------------------      -------------------------------------
Thomas Southerly                      Jeanette N. Taylor
Director                              Accounting Manager
                                      (PRINCIPAL ACCOUNTING OFFICER)

Date: November 24, 1999               Date: November 24, 1999

                                  EXHIBIT INDEX


Exhibits:

3.1         Articles of Incorporation, as amended and currently in effect

3.2 Articles of Amendment to fix the Preferences, Limitations and Relative Rights of the 1997-Class A Convertible Preferred Stock

3.3         Bylaws, as currently in effect

4           Form of Pacel Corp. stock certificate

5           Opinion with respect to legality of stock**

10.1        Employment Agreement by and between Pacel Corp. and David E. Calkins

10.2        Key Employees Incentive Stock Plan

10.3        Class A Convertible Preferred Stock Agreement with David A. Calkins

21          Subsidiaries of Pacel Corp.

23.1        Consent of Expert (see Exhibit 5)**

23.2        Consent of Peter C. Cosmas Co.

24          Power of Attorney (set forth on signature page)

27          Financial Data Schedule

99          Stock Order Form and Order Form Instructions**


------------------------------

**      To be filed supplementally or by amendment.